Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au


RECEIVED
2009 SEP 21 A 9:27

16 September 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America


MACQUARIE


SUPPL

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

pp. M. Leonard

Dennis Leong
Company Secretary

09046977

Mail
Stop
3351
SP2

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

15 September 2009

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update – 1 August to 31 August 2009

Since the last notification to ASX on 21 August 2009 of the positions as at 31 July 2009:

(a) the following fully paid ordinary shares were issued at a price of $80.30 each on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited:

- 880 shares on 6 August 2009;
- 147 shares on 12 August 2009;
- 916 shares on 19 August 2009; and
- 1,466 on 20 August 2009.

(b) since the last notification to ASX on 21 August 2009 of the positions as at 31 July 2009, the following options have been exercised (converting into one newly issued fully paid share per option):

- 800 options exercisable at $33.11 each and expiring on 22 July 2009 (MQG0267);
- 451,759 options exercisable at $32.75 each and expiring on 9 August 2009 (MQG0268);
- 423,671 options exercisable at $32.26 each and expiring on 23 August 2009 (MQG0269);
- 227,952 options exercisable at $34.60 each and expiring on 8 September 2009 (MQG0271);
- 53,842 options exercisable at $35.28 each and expiring on 22 September 2009 (MQG0272);
- 68,576 options exercisable at $36.99 each and expiring on 8 October 2009 (MQG0273);

- 19,867 options exercisable at $39.64 each and expiring on 22 October 2009 (MQG0274);
- 37,520 options exercisable at $40.81 each and expiring on 8 November 2009 (MQG0275);
- 21,068 options exercisable at $32.75 each and expiring on 8 November 2009 (MQG0276);
- 1,918 options exercisable at $41.72 each and expiring on 22 November 2009 (MQG0278);
- 35,167 options exercisable at $32.75 each and expiring on 22 November 2009 (MQG0279);
- 4,900 options exercisable at $34.60 each and expiring on 8 December 2009 (MQG0281);
- 8,334 options exercisable at $45.15 each and expiring on 22 December 2009 (MQG0283);
- 3,902 options exercisable at $47.79 each and expiring on 10 March 2013 (MQG0396);
- 78 options exercisable at $32.39 each and expiring on 22 October 2013 (MQG0417); and
- 1,025 options exercisable at $31.99 each and expiring on 10 November 2013 (MQG0418).

Therefore, as at 31 August 2009, the number of issued fully paid ordinary shares was 332,676,444.

Since the last notification to ASX on 21 August 2009 of the positions as at 31 July 2009, the following issue of new options has been processed between 1 August 2009 and 31 August 2009:

- 23,000 options exercisable at $44.21 each and expiring on 10 August 2014 (MQG0435); and
- 8,000 options exercisable at $45.71 each and expiring 24 August 2014 (MQG0436).

Since the last notification to ASX on 21 August 2009 of the positions as at 31 July 2009, the following lapses of unexercised options have been processed between 1 August 2009 and 31 August 2009:

- 20,406 options exercisable at $32.75 each and expiring on 9 August 2009 (MQG0268);
- 34,570 options exercisable at $32.26 each and expiring on 23 August 2009 (MQG0269);
- 1,668 options exercisable at $30.67 each and expiring on 23 August 2009 (MQG0270);
- 67,239 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 24 options exercisable at $65.72 each and expiring on 8 September 2010 (MQG0309);
- 2,500 options exercisable at $32.75 each and expiring on 9 August 2009

(MQG0332);

- 83,326 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 3,750 options exercisable at $60.99 each and expiring on 8 August 2011 (MQG0341);
- 1,563 options exercisable at $61.03 each and expiring on 22 August 2011 (MQG0343);
- 2,409 options exercisable at $64.43 each and expiring on 8 September 2011 (MQG0345);
- 84 options exercisable at $65.96 each and expiring on 22 September 2011 (MQG0347);
- 52 options exercisable at $64.43 each and expiring on 23 October 2011 (MQG0351);
- 1,333 options exercisable at $74.11 each and expiring on 22 November 2011 (MQG0355);
- 1,252 options exercisable at $75.57 each and expiring on 22 December 2011 (MQG0357);
- 5,334 options exercisable at $87.73 each and expiring on 23 April 2012 (MQG0367);
- 6,905 options exercisable at $89.76 each and expiring on 8 May 2012 (MQG0371);
- 7,334 options exercisable at $94.48 each and expiring on 22 May 2012 (MQG0372);
- 2,667 options exercisable at $87.18 each and expiring on 9 July 2012 (MQG0376);
- 2,949 options exercisable at $73.86 each and expiring on 8 August 2012 (MQG0378);
- 61,826 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 1,641 options exercisable at $68.06 each and expiring on 22 August 2012 (MQG0381);
- 584 options exercisable at $71.49 each and expiring on 10 September 2012 (MQG0383);
- 2,174 options exercisable at $64.40 each and expiring on 22 January 2013 (MQG0393);
- 10,616 options exercisable at $63.74 each and expiring on 8 February 2013 (MQG0394);
- 1,614 options exercisable at $54.69 each and expiring on 22 February 2013 (MQG0395);
- 2,125 options exercisable at $47.79 each and expiring on 10 March 2013 (MQG0396);

- 3,000 options exercisable at $56.79 each and expiring on 8 April 2013 (MQG0398);
- 8,000 options exercisable at $48.78 each and expiring on 23 June 2013 (MQG0403);
- 3,000 options exercisable at $47.29 each and expiring on 8 July 2013 (MQG0404);
- 346 options exercisable at $47.29 each and expiring on 22 July 2013 (MQG0405);
- 102,147 options exercisable at $53.91 each and expiring on 15 August 2013 (MQG0407);
- 243 options exercisable at $53.91 each and expiring on 22 August 2013 (MQG0408);
- 3,000 options exercisable at $48.61 each and expiring on 22 August 2013 (MQG0409);
- 3,000 options exercisable at $45.35 each and expiring on 8 September 2013 (MQG0411);
- 9,000 options exercisable at $53.91 and expiring on 22 September 2013 (MQG0412),
- 404 options exercisable at $53.91 and expiring on 8 October 2013 (MQG0414);
- 512 options exercisable at $53.91 each and expiring on 22 October 2013 (MQG0416); and
- 11,000 options exercisable at $26.66 and expiring on 22 January 2014 (MQG0423).

The number of options on issue at 31 August 2009 was 47,682,910 all exercisable into one share per option.

Yours faithfully

Nigel Donnelly
Assistant Company Secretary

ATTACHMENT 1

Listing of Macquarie Group Limited Options

<u>As at 31 August 2009</u>

MQG Code	Number	Exercise Price	Expiry Date
MQG0272	4,100	$35.28	22/09/2009
MQG0273	668	$36.99	08/10/2009
MQG0276	1,332	$32.75	08/11/2009
MQG0278	5,000	$41.72	22/11/2009
MQG0279	11,668	$32.75	22/11/2009
MQG0280	27,760	$44.88	08/12/2009
MQG0283	18,334	$45.15	22/12/2009
MQG0284	8,334	$46.97	10/01/2010
MQG0285	5,000	$47.28	10/01/2010
MQG0286	5,000	$48.68	24/01/2010
MQG0288	50,975	$49.31	08/02/2010
MQG0289	3,336	$49.47	08/02/2010
MQG0291	50,620	$49.16	22/02/2010
MQG0292	22,502	$49.51	08/03/2010
MQG0293	21,668	$49.57	22/03/2010
MQG0294	38,336	$47.82	08/04/2010
MQG0295	39,877	$45.14	22/04/2010
MQG0296	22,162	$49.31	08/04/2010
MQG0297	22,500	$45.89	09/05/2010
MQG0298	15,068	$49.18	23/05/2010
MQG0300	45,835	$54.24	08/06/2010
MQG0301	31,668	$58.02	22/06/2010
MQG0302	8,334	$49.18	22/06/2010
MQG0303	35,979	$60.41	08/07/2010
MQG0304	13,524	$63.42	22/07/2010
MQG0305	6,779,916	$63.34	01/08/2010
MQG0306	17,658	$62.13	08/08/2010
MQG0307	30,834	$63.34	08/08/2010
MQG0308	55,431	$63.33	22/08/2010
MQG0309	38,674	$65.72	08/09/2010
MQG0310	6,707	$63.34	08/09/2010
MQG0312	1,668	$35.28	22/09/2009
MQG0313	16,334	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010
MQG0316	11,167	$63.34	10/10/2010
MQG0317	47,691	$70.56	10/10/2010
MQG0318	41,333	$64.16	24/10/2010
MQG0319	45,252	$66.92	08/11/2010
MQG0320	53,841	$70.60	22/11/2010
MQG0321	48,972	$68.24	08/12/2010
MQG0322	23,667	$68.36	22/12/2010
MQG0323	16,702	$67.85	09/01/2011
MQG0324	25,151	$70.47	23/01/2011
MQG0325	61,478	$63.09	08/02/2011
MQG0327	20,371	$61.33	22/02/2011

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 August 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0328	58,334	$60.35	08/03/2011
MQG0329	17,473	$61.91	22/03/2011
MQG0330	68,835	$68.01	10/04/2011
MQG0331	23,406	$68.83	24/04/2011
MQG0332	0	$32.75	09/08/2009
MQG0333	64,407	$70.21	08/05/2011
MQG0334	15,000	$66.83	22/05/2011
MQG0335	17,333	$65.12	08/06/2011
MQG0336	71,000	$65.95	22/06/2011
MQG0337	10,310	$68.03	10/07/2011
MQG0338	8,000	$62.75	22/07/2011
MQG0339	8,588,003	$61.79	01/08/2011
MQG0340	23,167	$61.79	08/08/2011
MQG0341	66,650	$60.99	08/08/2011
MQG0342	16,985	$61.79	22/08/2011
MQG0343	56,539	$61.03	22/08/2011
MQG0344	4,000	$61.79	08/09/2011
MQG0345	161,877	$64.43	08/09/2011
MQG0346	2,000	$61.79	22/09/2011
MQG0347	34,916	$65.96	22/09/2011
MQG0348	3,060	$61.79	09/10/2011
MQG0349	77,636	$69.47	09/10/2011
MQG0350	4,000	$64.43	09/10/2011
MQG0351	10,948	$64.43	23/10/2011
MQG0352	31,333	$72.17	23/10/2011
MQG0353	54,915	$73.31	08/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	14,583	$74.11	22/11/2011
MQG0356	18,565	$71.92	08/12/2011
MQG0357	49,400	$75.57	22/12/2011
MQG0358	13,333	$78.24	08/01/2012
MQG0359	58,333	$79.33	22/01/2012
MQG0360	38,971	$82.57	08/02/2012
MQG0361	7,483	$83.55	22/02/2012
MQG0362	32,061	$80.01	08/03/2012
MQG0363	72,000	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012
MQG0365	12,500	$47.82	23/05/2010
MQG0366	35,641	$85.30	10/04/2012
MQG0367	209,513	$87.73	23/04/2012
MQG0368	1,666	$60.41	08/07/2010
MQG0369	5,000	$63.42	22/07/2010
MQG0370	4,000	$70.60	22/11/2010
MQG0371	74,948	$89.76	08/05/2012
MQG0372	81,984	$94.48	22/05/2012

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 August 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0373	4,000	$80.04	08/06/2012
MQG0374	56,600	$87.77	08/06/2012
MQG0375	31,000	$91.30	22/06/2012
MQG0376	81,831	$87.18	09/07/2012
MQG0377	49,130	$90.83	23/07/2012
MQG0378	40,050	$73.86	08/08/2012
MQG0379	9,233,658	$71.41	15/08/2012
MQG0380	52,342	$71.41	22/08/2012
MQG0381	58,359	$68.06	22/08/2012
MQG0382	78,543	$71.41	10/09/2012
MQG0383	115,857	$71.49	10/09/2012
MQG0384	1,000	$71.41	24/09/2012
MQG0385	107,498	$76.69	24/09/2012
MQG0386	2,000	$71.41	08/10/2012
MQG0387	63,000	$86.34	08/10/2012
MQG0388	69,012	$82.37	22/10/2012
MQG0389	41,256	$77.55	22/11/2012
MQG0390	350,129	$79.38	10/12/2012
MQG0391	51,608	$74.30	24/12/2012
MQG0392	54,556	$72.27	08/01/2013
MQG0393	131,191	$64.40	22/01/2013
MQG0394	160,344	$63.74	08/02/2013
MQG0395	42,702	$54.69	22/02/2013
MQG0396	68,869	$47.79	10/03/2013
MQG0397	65,538	$51.34	25/03/2013
MQG0398	142,897	$56.79	08/04/2013
MQG0399	47,069	$59.16	22/04/2013
MQG0400	113,400	$63.09	08/05/2013
MQG0401	51,000	$59.58	22/05/2013
MQG0402	80,669	$52.89	10/06/2013
MQG0403	20,000	$48.78	23/06/2013
MQG0404	47,471	$47.29	08/07/2013
MQG0405	53,089	$47.29	22/07/2013
MQG0406	53,212	$51.01	08/08/2013
MQG0407	16,074,256	$53.91	15/08/2013
MQG0408	94,080	$53.91	22/08/2013
MQG0409	121,409	$48.61	22/08/2013
MQG0410	25,728	$53.91	08/09/2013
MQG0411	150,000	$45.35	08/09/2013
MQG0412	107,216	$53.91	22/09/2013
MQG0413	152,769	$33.49	22/09/2013
MQG0414	89,314	$53.91	08/10/2013
MQG0415	108,425	$36.20	08/10/2013
MQG0416	160,315	$53.91	22/10/2013
MQG0417	71,576	$32.39	22/10/2013

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 August 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0418	83,975	$31.99	10/11/2013
MQG0419	45,000	$25.39	24/11/2013
MQG0420	48,000	$28.48	08/12/2013
MQG0421	45,000	$27.78	22/12/2013
MQG0422	69,000	$31.73	08/01/2014
MQG0423	24,000	$26.66	22/01/2014
MQG0424	28,000	$23.84	09/02/2014
MQG0425	11,000	$21.24	23/02/2014
MQG0426	28,332	$17.10	09/03/2014
MQG0427	21,000	$23.17	23/03/2014
MQG0428	134,000	$29.41	08/04/2014
MQG0429	69,000	$30.89	22/04/2014
MQG0430	41,000	$34.02	08/05/2014
MQG0431	3,000	$36.87	09/06/2014
MQG0432	21,000	$37.17	22/06/2014
MQG0433	67,000	$36.73	08/07/2009
MQG0434	27,000	$39.03	22/07/2009
MQG0435	23,000	$44.21	10/08/2014
MQG0436	8,000	$45.71	24/08/2014
	47,682,910		


MACQUARIE

Macquarie Group Limited

Goldman Sachs JBWere Fifth Annual Australian Investment Forum

September 2009

Richard Sheppard, Deputy Managing Director
Stuart Green, Executive Director, Head of Investor Relations


MACQUARIE

Disclaimer

This material has been prepared for professional investors.

The firm preparing this report has not taken into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Group Limited ("Macquarie").


MACQUARIE

Agenda


MACQUARIE

1. About Macquarie


MACQUARIE

About Macquarie

- Global provider of banking, financial, advisory, investment and funds management services
- Main business focus is providing products and services to clients
- Listed on Australian Securities Exchange (ASX:MQG; ADR:MQBKY)
- Regulated by APRA, Australian banking regulator, as non-operating holding company of a licensed Australian bank
- Assets under management $A235b[1] (Including recently announced Delaware acquisition, AUM increases to over $A361b[2])
- Founded in 1969, currently operates in more than 70 office locations in 26 countries and employs approx 12,500[1] staff

1. As at 30 Jun 09. 2. Calculation based on 31 Jul 09 AUM figure. Delaware acquisition scheduled to close around 31 Dec 09.


MACQUARIE

Financial performance
Full year ended 31 March 2009

Operating income of $A5,526m
33% decrease on FY08

$Am: 10,000 / 8,000 / 6,000 / 4,000 / 2,000 / 0
2005 2006 2007 2008 2009

1H
2H

Profit of $A871m
52% decrease on FY08

$Am: 2,000 / 1,600 / 1,200 / 800 / 400 / 0
2005 2006 2007 2008 2009

EPS of $A3.10
54% decrease on FY08

$A: 7.00 / 6.00 / 5.00 / 4.00 / 3.00 / 2.00 / 1.00 / 0.00
2005 2006 2007 2008 2009

DPS of $A1.85
46% decrease on FY08

Special

$A: 3.50 / 3.00 / 2.50 / 2.00 / 1.50 / 1.00 / 0.50 / 0.00
2005 2006 2007 2008 2009


MACQUARIE

Major business activities

Macquarie Capital
- Corporate finance, including advisory
- Equity capital markets
- Debt structuring and distribution
- Specialised fund management
- Private equity placements
- Principal products

Treasury and Commodities Group
- Energy markets
- Metals and energy capital
- Agricultural commodities and investor products
- Foreign exchange
- Debt markets
- Futures

Macquarie Securities Group
- Institutional cash equities
- Equity finance, arbitrage trading and synthetic products
- Equity-linked investments, trading products and risk management services

Banking and Financial Services Group
- Financial advice
- Cash management services
- Stockbroking
- Business banking
- Investment products
- Administrative and portfolio services

Macquarie Funds Group
- Management of funds in:
  - Equities
  - Fixed income, currency and commodities
  - Listed infrastructure
  - Listed real estate
  - Private equity and hedge fund of funds
- Affiliated managers
- Incubation solutions and distribution

Corporate and Asset Finance Division
- Structured corporate debt financing
- Traditional equipment leasing
- Specialised asset finance
- Asset lifecycle services
- Equipment trading and remarketing
- Corporate lending

Real Estate Banking Division
- Listed and unlisted fund management
- Asset management
- Real estate investment and advisory
- Development management
- Project and development financing


MACQUARIE

Diversified by region

International income[1] 52% of total
Total staff approx 12,500[2]; international staff 44% of total

EUROPE, MIDDLE EAST AND AFRICA[3]
Income: $A916m
(20% of total)

ASIA-PACIFIC
Income: $A1,072m
(24% of total)

AMERICAS
Income: $A359m[5]
(8% of total)

Dublin
London
Bristol
Paris
Zurich
Geneva
Stockholm
Amsterdam
Frankfurt
Vienna
Munich
Moscow4
Dubai
Abu Dhabi
Johannesburg
Cape Town
Beijing
Seoul
Tokyo
Shanghai
Taipei
Hsinchu
Hong Kong
Manila
Gurgaon
Bangkok
Mumbai
Labuan
Kuala Lumpur
Singapore
Jakarta
Sunshine Coast
Brisbane
Gold Coast
Perth
Newcastle
Sydney
Canberra
Adelaide
Melbourne
Auckland
Wellington
Christchurch
Calgary
Vancouver
Winnipeg
Seattle
Toronto
San Francisco
San Jose
Irvine
Los Angeles
Carlsbad
Bloomfield Hills
Chicago
Denver
San Diego
Montreal
Boston
New York
Atlanta
Dallas
Austin
Houston
Jacksonville
Miami
Mexico
Riberao Preto
Sao Paulo

AUSTRALIA
Income: $A2,207m
(48% of total)

1. Income for year to 31 Mar 09. Income in each region excludes earnings on capital and other corporate items. 2. Staff numbers at 30 Jun 09. 3. Excludes staff in Macquarie First South joint venture. 4. Staff seconded to joint venturer not included in official headcount (Moscow: Macquarie Renaissance, Savannah: Medallist). 5. Contribution for the year to 31 Mar 09 impacted by impairments and equity accounted losses. Contribution for the year to 31 Mar 08 included significant asset realisations


MACQUARIE

Diversified income
Operating income by source

Operating income (before loan provisions, impairment charges, equity accounted losses and one-off items of income)




6 mths to 30 Sep 08
$A4.1b
17%
15%
12%
12%
12%
10%
7%
15%
12 mths to 31 Mar 09
$A7.6b
18%
15%
5%
13%
13%
18%
10%
8%



- Lending, leasing and margin related income
- Institutional and retail cash equities
- Commodities, resources and foreign exchange
- Equity derivatives
- Asset and equity investments
- Macquarie-managed funds (includes base and performance fees, M&A advisory and underwriting and asset sales)
- Third party M&A and advisory income
- Securities funds management and administration

Growth through the cycle



MACQUARIE

100
80
60
40
20
0
2
1.6
1.2
0.8
0.4
0
Hill Samuel UK opens branch office in Sydney
Recession
Currency crisis
1969 1970 1971 1972 1973 1974 1975 1976 1977 1978 1979
US banks capital losses
Global debt crisis
US recession
$A floated
Savings and loan crisis
MBL established
First listed property trust
Enter stockbroking
Stock market crash
London office opens
Recession
Global real estate crash
Hills Motorway
Mortgage securitisation
1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994
2000
1800
1600
1400
1200
1000
800
600
400
200
0
MBL listed
Asian financial crisis
Russian debt crisis
BT Australia acquired
Dot com crash
9/11
US recession
Sydney Airport
SARS
ING acquired
Thames Water
Giuliani Capital
Orion Securities
CIT Systems Leasing
Group Restructure
Significant market disruption
Global financial crisis
Constellation
Tristone
Delaware
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009


MACQUARIE

Macquarie model – focus over the medium term



- Client driven business
  - Main business focus is providing products and services to clients
  - Trading businesses focussed on client transactions
  - Minimal proprietary trading
- Alignment of interests with shareholders, investors, staff
  - Alignment through co-investment by Macquarie Group and staff
  - Performance driven remuneration
- Conservative approach to risk management
  - Conservative capital and funding profiles
  - Apply a stress test approach to all risk types, examining the consequences of worst case outcomes and gaining confidence that can be tolerated
  - Determine aggregate risk appetite by assessing risk relative to earnings more than by reference to capital
- Incremental growth and evolution
  - Significant portion of profit comes from businesses that did not exist five years ago but grew from areas of real expertise
  - Business initiatives driven from within the Operating Groups which are closest to markets and clients
- Diversified by business and geography
- An ability to adapt to change

Macquarie model – focus over the medium term 2004-2009

Operating income



2004
$A2.8b
Original businesses (37%)
Organic growth (23%)
New businesses (40%)
2009
$A7.6b[1]

40% of FY09 operating income[1] comes from businesses that did not exist 5 years ago

1. Represents operating income before loan provisions, impairment charges, equity accounted losses and one-off items of income



Macquarie model – focus over the medium term 2004-2009

Macquarie Securities

Businesses entered 2004 to 2009 contributed approx 73% to Macquarie Securities' FY09 operating income

Businesses/activities entered include:

2004
- Purchased ING Asia cash equities including arbitrage trading
- Established Structured Equity Finance in Europe

2005
- Commenced Indian cash equities business

2006
- Established synthetic products business
- JV with First South Securities, South Africa

2007
- Established Prime Platform in Australia
- Acquired 100% of Orion Securities in Canada

2008
- Commenced greenfield businesses in Europe and US

Businesses/activities exited:
- Japanese Derivatives JV – Mizuho (insignificant contribution to FY06 income)
- South African Derivatives JV – Nedbank (loss making FY08)

Macquarie Capital

Businesses entered 2004 to 2009 contributed approx 41% to Macquarie Capital's FY09 operating income

Businesses/activities entered include:

Geographic Expansion

2004
- Acquisition of ING's Asian ECM business
- Middle East office established

2005
- India offices established

2006
- China offices established

2007
- Acquisition of Orion Securities (Canada) and Giuliani Capital Advisors (US)

Sector / Product Expansion

2004
- New unlisted funds

2005
- Offshore industrials M&A and ECM

2007
- US Restructuring Advisory

2008
- Renewables and climate change

Businesses/activities exited:
- Largely exited Infrastructure Bonds in Australia and cross border leasing, due to changes in market conditions and regulation
- Thai Military Bank JV in Thailand; Shinsei JV in Japan

Macquarie Funds Group

Businesses entered 2004 to 2009 contributed approx 43% to Macquarie Fund Group's FY09 operating income

Businesses/activities entered include:

2005
- Enter retail platform distribution market

2006
- First to market with Infrastructure Securities Funds now approx $A2b AUM
- Launch of Global REITs capability, now over $A500m AUM
- Establish global private equity capability
- Offered new Capital Protected Lending Products and Agriculture investments
- Establish offshore investment teams, now over 70 investment professionals

2009
- Acquired two US fixed income businesses and an emerging market equity manager

Businesses/activities exited:

2008
- Macquarie IMM Korea sold

Note: 2004 figures for the above operating groups have been amended to reflect internal restructures during the period. All figures represent operating income before loan provisions, impairment charges and equity accounted losses, unless otherwise stated

Macquarie model – focus over the medium term 2004-2009


MACQUARIE

Treasury and Commodities

Businesses entered 2004 to 2009 contributed approx 30% to Treasury & Commodities' FY09 operating income

Businesses/activities entered include:

2005
- US natural gas trading
- UK natural gas trading

2006
- UK gas supply & metering
- Emissions trading
- Coal trading & hedging services
- Dry Freight
- Emerging markets platform

2007
- US power trading
- Renewables hedging and trading

2008
- Credit trading

2009
- European power

Businesses/activities exited:
- Physical wool trading due to change in economics in the underlying commodity
- Exit Kookmin Bank joint venture and RBS joint venture due to maximisation and natural maturity of the relationships

Corporate and Asset Finance

Businesses entered 2004 to 2009 contributed approx 52% to Corporate and Asset Finance's FY09 operating income

Businesses/activities entered include:

2004
- Expanded finance, trading and remarketing activities in electronics manufacturing, testing and assembly equipment
- Launch of commercial aviation engine finance
- Roll out and lease finance of approx 1m domestic gas and electricity meters in UK
- Commenced specialist full lifecycle services business for technology equipment

2006
- Established rolling stock leasing business

2007
- Securitised in excess of $A5b of motor vehicle and equipment leases
- Expansion of equipment finance activities to China and Europe (and Japan in 2009)

2008
- Acquisition of CIT Systems Leasing business in US

2009
- Established lifecycle services joint venture with NEC Japan
- Various – Entered strategic alliances with various leading equipment manufacturers

Businesses/activities exited:
- Coriolis Water Services – sold: non-core activity and made no material net contribution to income

Banking and Financial Services

Businesses entered 2004 to 2009 contributed approx 8% to Banking and Financial Services' FY09 operating income

Businesses/activities entered include:

2004
- Established Macquarie Premium Funding

2005
- Acquired Coin Financial Planning Software

2006
- Established Macquarie Life

2007
- Launched Macquarie Credit Cards
- Acquired 51% of online forex company OzForex
- Acquired percentage stake in Olicc
- Launched Macquarie Pastoral Fund
- Established joint venture with Indian financial services company Religare

2008
- Established private bank in Hong Kong and Singapore

2009
- Launched UK premium platform service
- Entered strategic partnership with WHK Group Limited

Businesses/activities exited:

2008
- Mortgages Australia, Mortgages US – ceased mortgage origination due to closure of securitisation markets
- Sale of Mortgages Italy– due to closure of securitisation markets
- Thailand retail broking – ceased operation due to equity market conditions
- Macquarie Personal Finance – due to market conditions

2009
- Macquarie Margin Lending sold to Leveraged Equities due to market conditions (contributed less than 1% to balance sheet)

Note: 2004 figures for the above operating groups have been amended to reflect internal restructures during the period. All figures represent operating income before loan provisions, impairment charges and equity accounted losses, unless otherwise stated


MACQUARIE

Macquarie model – focus over the medium term 2009+



Macquarie Securities

Cash
- Long term view to be a global broker
- Maintain No.1 market position in Australia
- Continue to grow market share in Asia and improve panel reviews to be ranked top tier with most clients
- Increase Canadian research coverage into more sectors
- Complete the build out of the greenfield businesses in US and Europe
- North American and European acquisition opportunities

Derivatives
- Grow market share
- Develop and Indian derivatives business as that market opens up
- Grow the derivatives business in South Africa
- Build out Institutional derivatives offering

Delta 1
- Grow market share
- Expand arbitrage trading into other markets and products
- Build out synthetic products platform

Macquarie Capital

Australia
- Grow market share as competitors reduce/exit

International
- Grow market share as competitors reduce/exit
- Expand US, Canadian, European and UK ECM and third party advisory businesses through selective recruitment and potential acquisitions
- Continued expansion of Asian ECM and Advisory business including development of securities and trust company activities in China
- Renewables development globally – wind, biosequestration and solar
- Expand resources M&A capabilities in North America
- Geographic expansion: new offices in Mexico City, Dubai and Stockholm
- Expansion of US restructuring advisory business
- Continued expansion of unlisted funds in existing geographies: US, Europe, Korea, India, and Middle East
- New unlisted funds focussing on emerging markets: Mexico, Russia

Macquarie Funds Group

- Grow market share as competitors reduce/exit
- Increase diversity, accessibility and distribution of our offshore product range via
  - — launch SICAV for European, Asian and Latin American investors
  - — expand current OEIC product range for UK investors
- Expand distribution of high alpha commodity strategies and emerging market infrastructure securities fund
- Variable annuity products designed to provide retirees with certainty of income for life and participation in market growth through potential for guaranteed income to grow
- Fund options such as puts and calls and zero cost collars over funds
- Maintain and grow agricultural products, with greatly reduced competition
- Protected lending that is protected during the term of the investment and not just at maturity.
- Pursue strategic acquisitions and acquire controlling stakes in high-quality specialised asset managers
- Using strong risk and investment management skills to offer free beta exposure to investors via True Index funds
- Offering deposit style products with equity upside

MACQUARIE

Macquarie model – focus over the medium term 2009+

Treasury and Commodities

Australia

- Grow market share as competitors reduce/exit
- Targeted growth of OTC energy businesses, including coal trading
- Refine and grow client focussed businesses in FX, agriculture, futures and debt markets

United States

- Grow market share as competitors reduce/exit
- Acquisition of Constellation's downstream natural gas trading operation
- Continued development of credit trading business
- Continued development of the US Futures business

United Kingdom

- Grow market share as competitors reduce/exit
- Expansion of environmental products business
- Selective expansion of energy markets and regions traded
- Acquisition of gas metering business (Energy Assets Limited)
- Build out of wet freight trading business

Corporate and Asset Finance

Australia:

- Grow market share as competitors reduce/exit
- Organic growth through systems improvement, client service and competitor exits
- Deploy strong balance sheet in existing corporate and asset finance businesses to benefit clients
- Launch Macquarie Group products through existing distribution channels
- Source fee income through leveraging distribution channels to offer third party product – insurance, maintenance, asset acquisitions

International

- Grow market share as competitors reduce/exit
- Selective recruitment to support corporate finance / lending opportunities – Europe, US and Australia
- Expand primary lending and secondary debt market participation
- Establish preferred third party non-recourse financing relationships in China
- Expand medical equipment leasing activities - US
- Growth of rolling stock financing in Europe
- Establish Maritime leasing business– vessel and support infrastructure
- Growth of Smart Metering leasing and roll out activities
- Expand asset lifecycle service solutions and offering in select international locations
- Establish leasing and asset finance joint ventures with select partners
- Pursue acquisitions in speciality leasing space to capitalise on competitor exit
- Launch speciality leasing funds management business in the US

Banking and Financial Services

Australia

- Grow market share as competitors reduce/exit
- Pursue selective acquisition opportunities, eg strategic partnership with WHK Group Limited
- Growth of specialist high margin relationship banking/lending/advice
- Continue to pursue growth initiatives: Wrap UK, payment/card solutions using new payWave technology, expansion of Self Managed Super solutions
- Expand premium funding business for SMEs
- Increase online investment presence – Macquarie Edge/Macquarie Direct
- Source new funding for mortgage business
- Providing intermediary clients with a genuine alternative partner for:
  - Core banking products
  - Wealth management
  - Innovative administrative solutions

Offshore

- Grow market share as competitors reduce/exit
- Expand UK offering on the back of April launch of premium platform service
- Launch tailored products for the Indian market with JV partner Religare
- Ramp up UHNW Private Wealth offering throughout Asia and China


MACQUARIE

2. Recent Activity


MACQUARIE

Key initiatives over the last 12 months

- Large range of initiatives completed across the Groups
  - —Acquisitions
  - —Divestment of non-core businesses
  - —Raised funding and capital
  - —Increased maturity profile of debt
  - —Divestment of low yielding assets from balance sheet
  - —Review and implementation of initiatives across listed funds
  - —Continued expansion of unlisted specialist funds


MACQUARIE

Recent acquisitions

Tristone Capital

Independent energy advisory firm providing fully integrated corporate finance, acquisitions & divestitures, equity capital markets, and sales, trading and research services.

Consideration: $C116m[1]

Completion Date: 1 September 09

Employees: approx 170 people

Locations: Canada, the United States, the United Kingdom and Argentina

Delaware Investments

Leading US based diversified asset management firm with over $US125 ($A150)b in AUM (as of 30 June 09). Delaware provides investment services to retail and institutional investors through a broad range of managed accounts, separate accounts, mutual funds, retirement accounts, sub-advised funds, and other investment products.

Consideration: $US428m ($A516m)[1]

Expected Settlement Date: End of 2009

Employees: approx 580 people

Locations: Philadelphia, San Francisco and Boston

1. Subject to certain closing adjustments.


MACQUARIE
Recent acquisitions

Constellation Energy

Houston-based downstream natural gas trading business providing physical and financial natural gas. Constellation Energy has been fully integrated into Macquarie's existing North American natural gas trading and marketing platform, Macquarie Cook Energy. The combined business is a top 5 gas trader in the North American market interacting with approximately 400 clients and counterparties.

Completion Date: 28 March 2009

Employees: approx 110 people

Locations: Houston, Calgary


MACQUARIE

New unlisted funds

- **August 2009**: Entered into in a joint venture with China Everbright, to establish two infrastructure funds to invest in Greater China, one aimed at foreign investors and one at domestic, with an aggregate fund target of $US1.5b.

- **August 2009:** Russia's State Development Bank, Vnesheconombank (VEB) and the Macquarie Renaissance Infrastructure Fund (MRIF) signed formal agreements for VEB to become the cornerstone investor in MRIF, the first major private fund dedicated to investing directly in infrastructure in Russia and other key CIS markets.

  VEB joins other major investors and in total they have committed $US530m to the first close of the Fund. The International Finance Corporation (IFC), a member of the World Bank Group and the European Bank for Reconstruction and Development each agreed to make a $US100m investment in the Fund.

- **April 2009:** Launched the Macquarie-SBI Infrastructure Fund (MSIF) in joint venture with the State Bank of India (SBI), investing in infrastructure projects in India. Over $US1b already raised with total capital anticipated to be between $US2b and $US3b. MSIF is managed by the SBI and Macquarie joint venture, with the International Finance Corporation (IFC), a member of the World Bank Group, as a minority shareholder and cornerstone investor in MSIF.


MACQUARIE

Funding update



- Completed $A1.2b equity raising
  - $A540m institutional placement at $A27.00
  - $A669m retail share purchase plan (SPP) at $A26.60 (institutional price less $A0.40 final dividend)
- MQG issued $US1.5b of Non-Government guaranteed debt in two issues
  - 5yr $US1b
  - 10yr $US500m
- MBL issued ~$A16b[1] of Government guaranteed term debt since guarantee was introduced in November 08
- Retail deposits up 103% from March 08 to $A13.4b at March 09
- MIPS tender offer resulted in MQG booking a realised profit of approximately $A130 million in 1Q10. Under the tender offer, MQG secured approximately £157m ($A324m) of MIPS, out of a total £200m

1. Converted to AUD using 31 Aug fx rate.


MACQUARIE

Balance sheet initiatives

- As outlined in our 1H10 result presentation a number of key balance sheet initiatives totalling approximately $A15b were underway. These initatives were completed by 31 March 2009.

Funded asset	Initiatives completed	Total ($Ab)
Italian mortgages	▪ 31 Oct 08 completed sale of Italian Mortgage portfolio.	2.0
Margin Lending	▪ 26 Sep 08 announced intention to sell margin lending business. This sale process is complete	2.9
Warehousing of leasing businesses	▪ Established warehouse for a large proportion of the auto lease books, and warehouse equipment finance book.	1.1
MSG trading assets	▪ Selective reduction in low margin businesses that are more funding intensive	5.0
Mortgage warehousing	▪ External warehousing of Australian and Canadian mortgages.	0.9
Real Estate investments	▪ Sell down of various real estate investments: - Hong Kong assets of Macquarie Goodman Asia JV - 26% interest in Macquarie Prime REIT and 50% interest in the holding company of the REIT's manager and property manager.	0.4
Other initiatives	▪ Includes a number of initiatives across all business groups	2.7
Reduction in funding requirement		**15.0**

MACQUARIE

Update on specialist listed funds

- As outlined in our ASX release on 2 Mar 09, steps are being developed and implemented by a number of the Macquarie Specialist Listed Funds to enhance securityholder value
- These steps are focussed on:
  - Closing the gap between the current security prices and the value of the underlying businesses; and
  - Ensuring funds have an appropriate capital and funding structure for the current funding and economic environment
- Initiatives announced:
  - Agreement to internalise management of MAp subject to securityholder approval
  - MLE internalisation of management successfully completed
  - MCG takeover offer by CPPIB for $A3.00 per stapled security completed
  - MMG $A50m buyback
  - MCW announced sale of a number of US properties
- Initiatives continue across Specialist Listed Funds


MACQUARIE

3. 1Q10 Update


MACQUARIE

1Q10 update



- Improved operational performance from all major businesses except Macquarie Capital compared to 4Q09
  - Macquarie Capital significantly impacted by timing and size of transactions
- Good contributions from:
  - Macquarie Securities
  - Treasury and Commodities
  - Banking and Financial Services
- Continue to see a number of one-off items including:
  - Gain of approx $A180m on financing acquisition of MIPS and buyback of subordinated debt
  - Unrealised loss of $A200m relating to fair value adjustments of issued fixed rate subordinated debt
- As previously foreshadowed, high levels of cash continue to be a drag on current earnings
- Total staff approx 12,500 (excludes impact of recent acquisitions)
- Remuneration arrangements remain under review pending finalisation of Government's proposed legislation


MACQUARIE

1Q10
Activities across the Group

Macquarie Capital

Advisory & ECM
- IPOs: China Zhongwang
- Secondary placements
  - Rio Tinto, Alumina, Mirvac, HDIL, PRIME Media, Geely Auto, Inspur Internat'l
- Advisory
  - Paperlinx, Crown, Quadrant, Private Equity, New Gold

Funds
- Raisings: $A0.5b
- Asset sales: 24 (23 real estate properties), $A0.6b equity proceeds
- Refinancings: $A2.4b

Macquarie Securities

Cash
- Market volumes up on 4Q09:
  - Australia: up 28%
  - Asia: up 58%
  - Europe: up 10%
  - Canada: up 7%
- Strong performance increase on 4Q09
- Australia: remained No.1[1] with 10.4% market share

ECM
- Australia: $A8.5b
- Asia: $US2.8b
- North America: $US3.1b

Delta 1/Derivatives
- Strong performance increase on 4Q09 but down on pcp due to fall in structured equity trades

Treasury and Commodities

Energy
- Volumes
  - up 27% on Q409
  - up 191% on pcp
- Business activity
  - Growth in US power
  - Entry into European power
  - Growth of coal trading

FX
- Volumes[2]
  - down 22% on 4Q09
  - up 16% on pcp

Metals
- New financing opportunities including coal

Macquarie Funds

Wholesale
- First quartile performance:
  - Credit
  - Global REITs
  - Quantitative equities
- Inflows of $A13b in 1Q10
- Strong pipeline:
  - Global REIT product

Retail
- Non cash products returned to positive fund flows
- First quartile performance:
  - BRIC Advantage emerging market equity funds

Corporate and Asset Finance

- Loan and asset portfolio:
  - up 17% on 4Q09
  - up 40% on pcp
- Approx 80% of gross new loans and asset finance was to Australian corporates[4]

Banking and Financial Services

Private Wealth / Direct
- Clients: 300,000
  - up 9% on 4Q09
  - up 16% on pcp
- MPW ASX retail turnover
  - up 37% on 4Q09
  - down 24% on pcp

Balance sheet
- Total retail deposits:
  - $A13.3b[3]
  - flat on 4Q09
  - up 55% on pcp
- CMA deposits:
  - Inflow of $A0.8b in 1Q10
- Wrap FUA up 8% on 4Q09

1. Source: IRESS - Institutional and retail market share, Jun 09 2. Exclude FX deposits and options 3. As at 30 Jun 09 4. Since the introduction of the Government Guarantee in Nov 08

1Q10
Balance sheet remains very strong



Macquarie Group Limited

31 March 2008
31 March 2009
30 June 2009
$Ab
80
70
60
50
40
30
20
10
0
ST wholesale issued paper (27%)
Other debt[1] maturing in the next 12 mths (17%)
Deposits (18%)
Debt maturing beyond 12 mths (22%)
Equity (12%)
1.1x excess
Cash and liquid assets (28%)
Trading assets (17%)
Loan assets < 1 year (17%)
Loan assets > 1 year (24%)
Equity investments[2] (9%)
ST wholesale issued paper (10%)
Other debt[1] maturing in the next 12 mths (9%)
Deposits (25%)
Debt maturing beyond 12 mths (39%)
Hybrid
3.9x excess
Cash and liquid assets (41%)
Trading assets (12%)
Loan assets < 1 year (8%)
Loan assets > 1 year (26%)
Equity investments[2] (10%)
ST wholesale issued paper (10%)
Other debt[1] maturing in the next 12 mths (10%)
Deposits (24%)
Debt maturing beyond 12 mths (39%)
Loan capital
4.0x excess
Cash and liquid assets (40%)
Trading assets (11%)
Loan assets < 1 year (8%)
Loan assets > 1 year (27%)
Equity investments[2] (9%)
Assets held for sale
Debt investment securities
PPE & intangibles
Funding sources
Funded assets

1. Includes Structured Notes, Secured Funding, Bonds, Other Bank Loans maturing within the next 12 mths and Net Trade Creditors 2. This represents the Group's co-investment in Macquarie-managed funds and equity investments


MACQUARIE

Qtr 1 FY10
Further strengthened capital base

- Surplus over minimum regulatory requirements of $A4.3b strengthened by $A1.2b of new ordinary share capital

$Ab
5
4
3
2
1
0
+ $A3.1b
+ $A1.2b
+ $A4.3b
Opening at 31 Mar 09
Capital raisings
Closing at 30 Jun 09[1]

1. Includes other capital movements which broadly offset each other.


MACQUARIE

Term funding profile

- Excluding equity, the weighted average term to maturity of term funding increased from 3.5 years at Mar 08 to 3.8 years at Jun 09[1]

$Ab
14
12
10
8
6
4
2
0
Structured notes
Bonds
Senior credit facility - drawn
Other undrawn credit facilities
Hybrid
Secured funding
Other bank loans
Senior credit facility - undrawn
Loan capital
Equity
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
>5 yrs

At 30 Jun 09. 1. Does not reflect MGL's $US1bn 5yr and $US500m 10yr senior bonds issued in the US144a market during August 09. Undrawn term facilities for the Group include $A0.4b undrawn of the Senior Credit Facility and $A0.6b of undrawn warehouse facilities


MACQUARIE

Qtr 1 FY10
Assets under management of $A235b

- Including recently announced Delaware acquisition, AUM increases to over $A361b[2]

$Ab
250
200
150
100
50
0
Banking and Financial Services[1]
Macquarie Funds Group
Real Estate Banking Division
Macquarie Capital Funds
$A97b
$A140b
$A197b
$A232b
$A243b
$A235b
2005
2006
2007
2008
2009
Jun-09

1. The Macquarie CMT, included in BFS AUM above, is a BFS product that is managed by MFG. 2. Calculated based on 31 Jul 09 AUM. Delaware acquisition scheduled to close around 31 Dec 09.

MACQUARIE

Outlook

- We continue to maintain a cautious stance with a conservative approach to funding and capital, notwithstanding some improvement in market conditions
- Market conditions continue to be volatile, making short-term forecasting extremely difficult
- 1H10 profit currently estimated to be approx midway between 1H09 and 2H09 levels but remains subject to market conditions and significant swing factors and excludes the impact of one-off items
  - Swing factors include completion rate of transactions, asset realisations and asset prices
  - One off items include factors such as the internalisation of MAp management and the completion of the periodic review for potential impairment charges
  - For 1Q10 one-off items broadly offset each other
- Surplus capital and high cash levels, strong team and market conditions provide opportunities for medium term growth building upon:
  - Strength, diversification and global reach of our businesses
  - Ongoing organic growth initiatives and incremental acquisitions
  - Effective risk management


MACQUARIE

4. FY09 Review


MACQUARIE

Continued profitability in a testing year

- Profit of $A871m (in line with guidance provided at Feb 09 Operational Briefing), down 52% on pcp
  - — 2H09 profit $A267m vs 1H09 profit $A604m
- Operating income before write-downs, impairments, equity accounted losses and other one-off items[1] $A7.6b, down 14% on pcp (in line with guidance provided at Feb 09 Operational Briefing)
  - — 2H09 $A3.5b vs 1H09 $A4.1b
- Results marked by a significant number of one-off items resulting from volatile markets:
  - — Write-downs of $A2.5b for the full year (refer slide 11)[2]
    - — 2H09 charges of $A1.4b vs 1H09 charges of $A1.1b
    - — Write-downs stem from continued deterioration of markets and provisions on investments held for long-term investor alignment
  - — Gain of $A197m on financing acquisition of MIPS and $A274m unrealised gain relating to fair value adjustments of issued fixed rate subordinated debt
  - — Very low income tax expense
- Total operating income after one-off items $A5.5b, down 33% on pcp

1. This represents operating income before write-downs, impairment charges, equity accounted losses, provisions and one-off items of income including the profit on the purchase of the MIPS and the fair value adjustment of fixed rate issued debt relating to changes in the market price of Macquarie's credit spreads. 2. Write-downs include impairment charges on loans and equity investments, equity accounted losses and other charges for provisions


MACQUARIE

Continued profitability in a testing year

- Employment expenses down $A1.8b or 44% on pcp
- Share based payments expense of $A128m relating to share options, most issued at exercise prices significantly above the current share price
- EPS $A3.10, down 54% on pcp
- Return on equity 9.9%, down from 23.7% for pcp
- Final dividend of $A0.40 per share franked to 60%
  - Total dividend for FY09 is $A1.85 per share, down 46% on pcp
  - 60% payout ratio on total dividends for the full year which is in line with previously stated dividend policy of 50-60% payout ratio


MACQUARIE

Extreme conditions resulted in one-off costs, equity losses & provisions of $A2.5b

- Over half stem from longstanding philosophy of co-investment

	$Ab
Mortgages Italy	0.2
Co-investments	1.5
Loans	0.5
Trading assets	0.3
Total	**2.5**


MACQUARIE

Impairments, listed security prices and asset values

Listed security market prices vs asset market values

	Metric	As at 31 Mar 09 Implied listed security metric[1]	Asset market metric	Macquarie metric[2]
Macquarie-managed Fund				
Macquarie Office Trust	Capitalisation rate	11.4%[3]	6 – 9%	9.5%
Macquarie Countrywide Trust	Capitalisation rate	11.0%[4]	6 – 9%	9.0%
Macquarie Airports	EV/EBITDA	9.9x[5]	14 – 25x	12.7x[5]
Macquarie Infrastructure Group	IRR	18.8%[6]	9 – 14%	14.3%[6]

MCG trading at 83c on 27 Feb 09 before CPPIB offer of $A2.50 on 31 Mar 09

1. Implied metric based on closing price. 2. Based on MQG's carrying value. 3. Based on 31 Dec 08 balance sheet, implied net operating income derived from latest asset valuations and adjusted for Jan 09 capital raising. 4. Based on 31 Dec 08 balance sheet, implied net operating income derived from latest asset valuations and adjusted for Feb 09 DRP. 5. Based on EBITDA (pre specific items) of MAp's assets for the 12 mths to 31 Mar 09 and net debt as at 31 Dec 08. 6. As at 31 Mar 09


MACQUARIE

Funded balance sheet continues to strengthen

Macquarie Group Limited

31 March 2008
$Ab
ST wholesale issued paper (27%)
Other debt[1] maturing in the next 12 mths (17%)
Deposits (18%)
Debt maturing beyond 12 mths (22%)
Equity (12%)
← 1.1x → excess
Cash and liquid assets (28%)
Trading assets (17%)
Loan assets < 1 year (17%)
Loan assets > 1 year (24%)
Equity investments[2] (9%)
Funding sources
Funded assets
30 September 2008
$Ab
ST wholesale issued paper (25%)
Other debt[1] maturing in the next 12 mths (14%)
Deposits (22%)
Debt maturing beyond 12 mths (23%)
Equity (12%)
← 1.4x → excess
Cash and liquid assets (34%)
Trading assets (12%)
Loan assets < 1 year (17%)
Loan assets > 1 year (24%)
Equity investments[2] (9%)
Funding sources
Funded assets
31 March 2009
$Ab
ST wholesale issued paper (10%)
Other debt[1] maturing in the next 12 mths (9%)
Deposits (25%)
Debt maturing beyond 12 mths (39%)
Loan capital
Hybrid
Equity (12%)
← 3.9x → excess
Cash and liquid assets (41%)
Trading assets (12%)
Loan assets < 1 year (8%)
Loan assets > 1 year (26%)
Assets held for sale
Debt investment securities
Equity investments[2] (10%)
PPE & intangibles
Funding sources
Funded assets

Note: These charts represent Macquarie Group Limited's funded balance sheets at the respective dates noted above. For details regarding reconciliation of the funded balance sheet to the Group's statutory balance sheet, refer to slide 57.

1. Includes Structured Notes, Secured Funding, Bonds, Other Bank Loans maturing within the next 12 mths and Net Trade Creditors. 2. This represents the Group's co-investment in Macquarie-managed funds and equity investments

MACQUARIE

Assets under management of $A243b

- New equity raisings affected by financial market disruption, particularly during Sep qtr:
  - Recent movement in $A exchange rate had a positive effect while impact of declining equity values was negative



$Ab
250
200
150
100
50
0
Banking and Financial Services[1]
Macquarie Funds Group
Real Estate Banking Division
Macquarie Capital Funds
$A97b
$A140b
$A197b
$A232b
$A243b
2005
2006
2007
2008
2009

1. The Macquarie CMT, included in BFS AUM above, is a BFS product that is managed by MFG


MACQUARIE

Consistently strong capital base

- Well capitalised – surplus over minimum regulatory requirements of $A3.1b
- Increased regulatory capital by approx $A5.4b over the past three years
  - Majority of capital raised before global financial crisis - $A3.6b[1]

$Ab

12, 10, 8, 6, 4, 2, 0

CPS
MIS
MIPS
Core equity

$A4.8b
$A7.2b
$A9.3b
$A10.2b

2006
2007
2008
2009

Pre-restructure: Tier 1 regulatory capital (Basel I)

Post-restructure: Eligible regulatory capital (Basel II)

Increases in capital since 1 Apr 06	$Ab
Retained earnings[2]	1.8
Capital generation from DRP, option exercise and share purchase plans	1.5
Equity capital raising in May 06	0.7
Equity capital raising in May 07	0.8
Hybrid capital raising in Jul 08	0.6
Total increase in capital	**5.4**

1. From 1 Apr 06 to 31 Jul 07 . 2. Represents movement in regulatory retained earnings (net of dividends paid) from 1 Apr 06 to 31 Mar 09. 3. MIPS shown net of amounts held by Macquarie related entities


MACQUARIE

Market conditions and activity
Macquarie Securities – operating income down 36%

Cash Equities | Underwriting | Advisory | Funds Management | Balance Sheet

Australia

Market conditions
- Total market turnover FY09 down 25% on pcp
- ECM market active in FY09, capital raised $A62.2b vs $A50.5b in pcp[1]
- Little appetite for retail OTC products
- Unprecedented equity market volatility
- Hedge funds less active

Activity

Cash
- No. 1 Peter Lee ranking for all Australian Equity investors (2008)[2]
- Maintained its number one position for market share[3] 10.7% vs 11.1% in pcp

ECM
- Capital raised for FY09 $A7.1b vs $A7.7b in pcp

Derivatives
- Leading provider of listed warrants
- Lower demand for listed/structured products
- Adverse impact of extreme market volatility

Asia

Market conditions
- Total market turnover FY09 down 32% on pcp
- Asia (ex Japan) ECM market significantly lower, capital raised for FY09 $US50b vs $US163b in pcp[4]
- Little appetite for retail OTC products
- Unprecedented equity markets volatility
- Hedge funds less active
- Substantial decline in demand for swap/P-Note product

Activity

Cash
- No. 3 Greenwich for all North American Investors (2008) vs No. 7 in pcp[5]
- No 2 Greenwich for all European Investors (2008) vs No. 4 in pcp[6]

ECM Asia (ex Japan)
- Amount raised for FY09 $US2b vs $US4.6b in pcp

Derivatives
- No. 1 market share in listed warrants in Singapore and leading provider of warrants in Hong Kong & Korea
- Lower demand for listed/structured products
- Adverse impact of extreme market volatility

Delta 1
- Profitable arbitrage trading opportunities

North America

Market conditions
- US: Total market volume FY09 up 38% on pcp (# shares traded NYSE/NASDAQ)
- US ECM market down, capital raised for FY09 $US218b vs $US266b in pcp[4]
- Canada: Total market turnover FY09 down 11% on pcp (# shares traded TSX)
- Canada ECM market active – FY09 capital raised $C41.2b vs $C42.3b in pcp[7]
- Unprecedented equity markets volatility

Activity

Cash
- US building greenfield business
  - 78 people
  - 250 stocks covered
  - FY09 profitable
- Canada
  - Increased research coverage into more sectors

ECM Canada and US
- Capital raised for FY09 $US0.6b vs $US1.1b in pcp

Delta 1
- Profitable arbitrage trading opportunities

Europe/South Africa

Market conditions
- Europe: Total market turnover FY09 down 36% on pcp
- Europe ECM market down, capital raised for FY09 €105b vs €149b in pcp[8]
- South Africa: Total market turnover FY09 down 6% on pcp
- Unprecedented equity markets volatility

Activity

Cash
- Europe building greenfield business
  - 48 people
  - 100 stocks covered
  - FY09 break even
- South Africa
  - Top 3 ranking (Institutional Investor)

Delta 1
- Profitable arbitrage trading opportunities

Note: Operating income excludes loan provisions, impairment charges and equity accounted losses, unless otherwise stated. 1. Source: Thomson Reuters. 2. Research and Sales Strength. 3. Source: IRESS - Institutional and retail market share FY09. 4. Source Dealogic. 5. Asian Equity Research/Advisory Share for US Institutions – Asian PMs. 6. Asian Equity Research/Advisory Share for European Institutions – Asian PMs. 7. Source: FP Infomart. 8. Source: Bloomberg


MACQUARIE

Market conditions and activity

Macquarie Capital – operating income down 15%

299 deals valued at $A203b (304 deals valued at $A199b pcp)

Cash Equities | Underwriting | Advisory | Funds management | Balance Sheet

Infrastructure

Market conditions

- Global completed transactions in FY09 down 16% on pcp to 379 from 451[1]
- PPPs reaching financial close in FY09 down 26% on pcp to 65 from 88[2]

Activity

- Solid advisory activity: 66 deals valued at approx $A95b (86 deals valued at approx $A69b in pcp)
- Adviser:
  - £16b refinancing of BAA
  - APA Group on the $A703m sale of utility assets into an unlisted vehicle
  - MIP-led consortium on acquisition of Puget Energy for $US7.9b
  - Origin Energy defence of BG Group's $A14b takeover offer and formation of JV with ConocoPhillips of up to $A11b
  - ACS Infrastructure Developments on the I-595 Corridor Roadway Improvement Project in Florida
  - Marubeni-led consortium on approx $S5b capital raising and acquisition of Senoko Power

TMET

Market conditions

- Global M&A volumes in FY09 down 45% on pcp[3]
- TMET subsectors showed mixed signs of improvement over the course of FY09:
  - 10% outperformance by the global telecommunications equity index in FY09[4]
  - Gaming – sector underperforming the global market index by 20% in FY09[5]

Activity

- Reasonable advisory activity: 30 deals valued at approx $A9b (40 deals valued at approx $A33b in pcp)
- Adviser :
  - Borealis Infrastructure on acquisition of Teranet Income Fund for $C2.0b
  - Unisteel sale to Kohlberg Kravis Roberts & Co. for $S787m
  - MYOB on acquisition by Manhattan Software for $A501m
  - MCG on potential sale to CPP for $A7.3b

FIG

Market conditions

- Global financial crisis emanated from FIG sector but now showing signs of recovery
- $A1.8t of write-downs resulting in vast recapitalisation requirements with $A1.5t in new capital to date[6]
- US financial stocks in FY09 down 64% on pcp and Australian financial stocks down 35% on pcp[7]
- Banks increasingly focussing on home markets and core businesses

Activity

- Reasonable advisory activity: 17 deals valued at approx $A6b (25 deals, valued at approx $A10b in pcp)
- Adviser:
  - Bupa on merger of Bupa Australia with MBF Australia for $A2.4b cash consideration
- Joint Lead Manager
  - $A2b institutional placement by QBE
  - ANZ, Westpac and Suncorp Metway on hybrid issues

Funds Management

Market conditions

- Fall in equity value of listed securities means many investors overweight unlisted and liquidity concerns
- Global decline in new commitments to managed infrastructure funds (infrastructure fund raisings in CY08 down 28% on pcp to $US26b from $US36b)[8]
- Patronage managed assets experiencing some softening in traffic
- Tightening in debt markets leading to lower availability of debt and increased funding costs

Activity

- Equity raised for Funds in FY09 $A7.6b down from $A11.5b in pcp
- Equity raised for Funds in Mar 09 qtr $A4.2b up from $A3.7b in pcp
- $A9b in fund equity invested during FY09 down from $A12.5b in pcp
- Over $A6b equity in unlisted funds available for investment down from $A9b at Mar 08
- FY09 total new debt raised $A11b; $A9b refinanced in managed assets. Approx 5% of total debt maturing in the next 12 mths
- FY09 over 60 assets sold for equity proceeds of approx $A5b, up from 20 assets sold for equity proceeds of approx $A3b in pcp

Major fund acquisitions

- Puget Energy – MIP, MIP II, MFIT
- Pisto SAS (oil storage & distribution) EV $A930m – GIF III
- Condor Group (ferries) – MEIF2
- Petermann (buses) – MGOP
- GWE (energy) – MEIF2
- Waste Industries (non-hazardous waste) –MIP
- Sentient (private aviation) – MGOP

Funds launched

- Macquarie SBI Infrastructure Fund (India) - MSIF

Note: Operating income excludes loan provisions, impairment charges and equity accounted losses, unless otherwise stated. 1. Source: Factset. 2. Source: Infrastructure Journal Online & Infrastructure News. 3. Source: Mergermarket M&A volumes for Telecommunications, Media, Leisure and Technology sectors for CY08 vs CY07. 4. MSCI Global Telecommunications Index and MSCI Global Index for FY09. 5. S-Net Global Gaming Index and MSCI Global Index for year ending 31 Mar 09. 6. Source: Bloomberg. 7. Source: IRESS 8. Preqin


MACQUARIE

Market conditions and activity
Macquarie Capital – operating income down 15%
299 deals valued at $A203b (304 deals valued at $A199b pcp)

Cash Equities | Underwriting | Advisory | Funds management | Balance Sheet

Resources

Market conditions

- Global M&A in the Energy and Power sector in CY08 down 30% on pcp to $US435b from $US625b[1]
- ECM markets remain open with CY08 Australian issuance totalling $A8b, down 40% on pcp, Canadian issuance totalling $A9.6b, down 53% on pcp[1]
- Gold markets strong in the Mar 09 qtr and other base metals showing signs of recovery
- Oil and gas markets seen significant falls during FY09 (down 59% for West Texas Intermediate spot oil on pcp and down 60% for Henry Hub Natural Gas spot on pcp[2])
- Increased consolidation particularly cross border deals (primarily Chinese offshore investment)

Activity

- Strong advisory activity: 90 deals valued at approx $A69b (52 deals valued at approx $A20b in pcp)
- Adviser:
  - Rio Tinto on response to the pre-conditional takeover offers from BHP Billiton
  - New Gold on $C1.3b three way merger with Metallica Resources and Peak Gold
  - Goldcorp on acquisition of Gold Eagle Mines for total consideration of $C1.5b
- Joint Bookrunner and Joint Lead Manager of the $US133m Hong Kong IPO of Real Gold Mining
- Underwriter for raising by Agnico-Eagle Mines

Real Estate

Market conditions

- Significant declines in commercial real estate markets in CY08 expected to continue into CY09. Prime office values down from peak to Dec 08 in London (39%), New York (36%), Sydney (21%), Hong Kong (20%) and Singapore (15%)[3]
- REIT recapitalisations commenced in Australia in Dec 08 qtr ($A12.6b/23% of market capitalisation), followed by the UK and Asia in the first part of Mar 09 qtr
- Positive signs of recovery in Australian residential market, buoyed by fiscal stimulus, particularly for first home buyers. First home buyers finance commitments in Feb 09 up 64%, from its trough in Jun 08[4]

Activity

- Reasonable advisory activity: 29 deals valued at approx $A8b (39 deals valued at approx $A19b in pcp)
- Adviser:
  - Mapletree Logistics Trust on $S607m capital raising in Singapore
  - Australand on $A461m capital raising
  - Macquarie CountryWide on a number of US asset sales
  - Macquarie Prime REIT on sale of 26% interest in itself and associated management rights to YTL for $S285m
  - Unlisted capital raisings for ABPP (UK), Retirement Village Group (Australia), Macquarie Goodman Japan Logistics Fund
- Underwriter $S407m Private Placement & Preferential Offering for Ascendas REIT

Industrials

Market conditions

- Weak economic conditions globally, constraining M&A and capital markets activity in FY09
- Private equity activity down substantially since CY07. With the value of Australian private equity transactions in CY08 down 74% on pcp from $A43b to $A11b[5]
- Increasing investment banking activity in recapitalisations, debt advisory and restructuring. Proportion of equity raisings relating to recapitalisations was 63% in FY09 vs 32% in pcp
- Chinese IPO activity in CY08 down 78% on pcp from a high of RMB448b to RMB102b[2]

Activity

- Reasonable advisory activity: 67 deals valued at approx $A16b (62 deals valued at approx $A48b in pcp)
- Adviser:
  - Kirin-owned National Foods on $A880m acquisition of Australian Co-operative Foods (Dairy Farmers)
  - LS Cable on $US1.2b acquisition of Superior Essex
  - Hastie Group on $A204m acquisition of Rotary Limited
  - MIP and Goldman Sachs Direct on buyout of Waste Industries USA
  - Hyde Park Acquisition on acquisition of Essex Crane Rental
- Joint Sponsor, Joint Global Coordinator, Joint Lead Manager and Joint Bookrunner, together with CICC on the successful $US1.5b "A Share then H Share" IPO of China South Locomotive & Rolling Stock Corporation

Note: Operating income excludes loan provisions, impairment charges and equity accounted losses. 1. Source: Thomson. 2. Source: Bloomberg. 3. Source: Jones Lang LaSalle. 4. Source: Australian Bureau of Statistics. 5. Source: Mergermarket


MACQUARIE

Market conditions and activity
Macquarie Funds Group – operating income down 37%
Total MFG AUM $A44.6b[1] – down 6% on pcp

Cash Equities | Underwriting | Advisory | **Funds management** | Balance Sheet

Wholesale

Market conditions[2]
- Global AUM, excluding money market funds, down 36%[3]
- US mutual fund AUM down by 23%[4]
- UK investment funds AUM down by 23%[4]
- Major Australian fund managers have seen assets down by over 20%[5]
- Asian mutual fund AUM down 32%[6]
- Global hedge fund AUM down by nearly 30%[7]
- Australian Equity fund flows down 35%[5]

Activity
- Further expanded global investment management resources
- Strong relative fund performance in key sectors[8]:
  - Credit – Diversified Treasury Fund and Australian Fixed Interest High Grade ranked first quartile over 1, 2, 3, 4 and 5 years[9]
  - Global REITs – First quartile over 1, 2 and 3 years[9]
  - Quantitative equities – Pure Index first quartile over 2, 3 and 5 years; Enhanced Equities first quartile over 1 year and Enhanced Plus Equities first quartile over 2, 3 and 5 years[9]
- Australian Equities – over $A1b in net inflows for FY09 vs $A700m net inflows in the pcp
- Launched Global Multi Events Fund which capitalises on stock specific events
- Successfully launched Debt Market Opportunities strategy, specifically targeted at the dislocation in the Australian mortgage-backed securities market
- Won a significant debt securities mandate from the Future Fund
- Introduced high alpha commodity strategy
- Clean Technology II Fund launched on foundation of raising over $A200m previously

Retail

Market conditions[2]
- Cash weighting across the Australian AUM market is highest for almost a decade[5]
- Money market funds had $US800b of net inflows globally[3]
- Australian Government guarantee has seen a large move to cash[5]
- Falling interest rates has seen investors seeking alternative risk adverse sources of income
- Increasing investor preference for vanilla style products

Activity
- Winner, Money Management / Lonsec Fund Manager of the year 2008, Fixed Interest Australia
- Income Opportunities Fund AUM up by over 70%
- Strong credit and fixed interest product ratings
- Launch of Australian Equity Income Fund to capitalise on investors seeking an alternative source of income to traditional cash products
- Macquarie Emerging Markets Infrastructure Fund launched
- Growing AUM in the UK OIEC including Infrastructure securities and REITs
- Launched Macquarie and Rogers China Agricultural Index
- Expanded agricultural business in Australia and established international presence

Note: Operating income excludes loan provisions, impairment charges and equity accounted losses. 1. This excludes $A5.1b AUM from Macquarie's acquisition of the remaining shares in Allegiance Investment Management in Jan 09. 2. CY08 vs pcp. 3. Strategic Insight "Windows into Global Asset Management Global Fund Distribution" Mar 09. 4. Strategic Insight Global "Global Mutual Fund Flow Watch" - Feb 09. 5. Rainmaker Information "Rainmaker Roundup" Dec 08. 6. Strategic Insight Global "Asia Flow Watch" - Feb 09. 7. IFSL Research Hedge Funds 2009. 8. Past performance is not a reliable indicator of future performance. 9. Mercer Wholesale Surveys


MACQUARIE

Market conditions and activity
Treasury & Commodities – operating income up 24%

Cash Equities | Underwriting | Advisory | Funds Management | Balance Sheet

Foreign Exchange

Market conditions
- High volatility
- Reduced liquidity
- Beginning of decline in volumes

Activity
- Record year, operating income up 31% on pcp
- FX deal volumes up 79% on pcp
- Development of retail FX platform opportunities

Energy

Market conditions
- High volatility
- Reduced market liquidity
- Prices significantly lower

Activity
- Record result, operating income up 175% on pcp, driven by increased market penetration and growth of physical gas, power and OTC businesses
- Total energy volumes up 86% on pcp
- Continued growth in the US power franchise
- Entry into European power
- Continue to grow coal trading
- Acquisition of Constellation's downstream natural gas business, ranked No.2 in North America

Agriculture

Market conditions
- High volatility and high correlation
- Reduced market liquidity
- Reduced investor interest

Activity
- Operating income well down on pcp. Increased corporate flow offset by decreased investor market participation
- Scale back investor products offering
- Manage correlation books accordingly

Metals

Market conditions
- High volatility
- Precious metals prices OK
- Base metals prices significantly lower

Activity
- New financing opportunities across both metals and energy including distressed assets
- Exploring coal financing opportunities

Freight

Market conditions
- Significant reduction in market liquidity
- Freight pricing collapse

Activity
- Manage freight book according to new market conditions
- Explore opportunities in wet freight

Futures

Market conditions
- Volumes decline particularly in 2H09

Activity
- FY09 futures execution volumes down 29% on pcp
- Focus in expansion opportunities in the UK and US through acquisition of teams and/or businesses
- Acquisition of Chicago based futures clearing merchant Shatkin Arbor

Note: Operating income excludes loan provisions, impairment charges and equity accounted losses

MACQUARIE

Market conditions and activity
Other banking divisions

Cash Equities | Underwriting | Advisory | Funds Management | Balance Sheet

Real Estate Banking

Operating income down 54% on pcp

Market conditions
- Australian REIT prices at Mar 09 down 61% on pcp
- Australian building approvals at Feb 09 down 26% since Mar 08
- Credit conditions remain tight with finance still difficult to access and cost of funds elevated
- Residential prices down since the peak of cycles[1] in Australia (4%), UK (19%) and US (29%)

Activity
- Unlisted capital raising: MGPA Fund III closing in Jun 08 with $US5.2b equity raised and St Hilliers Property Fund 4, successfully closing with $A200m in commitments
- Exited the Goodman Asia platform
- 162ha Stonecutters Ridge residential development launched in Western Sydney
- Sale of 26% interest in MP REIT and 50% interest in Prime REIT Management Holdings Pte Ltd (MP REIT Manager)

Corporate and Asset Finance

Operating income up 24% on pcp

Market conditions
- Economic slowdown resulting in longer asset utilisation periods and higher residual realisation
- Fewer competitors
- Debt for customers more limited and priced at a premium
- Weaknesses in a number of industry groups
  - Integrated circuit / electronics manufacturing
  - Freight rail car

Activity
- Loan and asset portfolio at Mar 09 up 16.5% to $A8.5b on pcp
- Strong results from $US750m acquisition of CIT Systems Leasing
- Growth initiatives continue in all leasing and financing business units

Note: Operating income excludes loan provisions, impairment charges and equity accounted losses. 1. Source: Bloomberg (23 Apr 09)


MACQUARIE

Market conditions and activity
Banking & Financial Services – operating income down 1%

Private Wealth > Intermediary > Funds Management > Balance Sheet

Private Wealth/Direct

Market conditions

- Challenging equity markets with estimated retail market trading volumes down 36% on pcp
- Client wealth affected by markets with S&P ASX 200 in Mar 09 down to 3,582 from 5,355 in Mar 08[1]

Activity

- Macquarie Private Wealth remains No.1 Retail Full Service Stockbroker in terms of volumes and market share
- MPW ASX retail turnover down 34% to $A23.9b from $A36.3b in pcp
- Entered into strategic partnership with WHK Group Limited
- Continued development of international ventures in India, Singapore and HK
- Increase cash management focus through advertising
- Increased focus on direct, non-advised clients
- Client numbers now at 273k – 21,500 up on pcp
- Adviser numbers remain steady at 430

Intermediary

Market conditions

- Continued challenging market conditions on wrap, cash and investment products

Activity

- Macquarie Life Inforce risk premiums up 170%; launch of mortgage insurance and SUMO insurance products
- Further integration of administrative offerings with wrap, cash, Outplan, Olicc and Coin
- Source new funding for Mortgages
- Client numbers now at 600k – up 85k on pcp

Funds Management

Market conditions

- Challenging conditions for non-cash products
- Agriculture commodity prices have reduced to 2007 levels compared to 2004 levels for other commodities

Activity

- Macquarie Pastoral Fund acquired 8 new properties in NSW and FUM up 256% to $A434m on pcp
- Winton Global Alpha Fund upgraded by Zenith
- Launch of internet cash product Cash XL
- Establishment of channel to distribute products to wholesale investors

Balance Sheet

Market conditions

- Increased focus on balance sheet cash levels (Australian household deposits up 23%)[2]
- Interest rates in Apr 09 down to 3.00% from 7.25% in Mar 08
- Introduction of the Australian government guarantee on deposits in Oct 08

Activity

- Total retail deposits as at Mar 09 up 103% to $A13.4b from $A6.6b in pcp
- Total retail lending facilities for more than 140k[3] clients – remaining steady on pcp
- Cash Management Account launched in Nov 08
- Sale of margin loan portfolio to Leveraged Equities[4]

Note: Operating income excludes loan provisions, impairment charges and equity accounted losses. 1. FY09 vs FY08. 2. Source: APRA mthly banking statistics Household Deposits on Australian Banks of Individual Banks Feb 09 vs Mar 08. 3. Included in Private Wealth and Intermediary client numbers. 4. Wholly owned subsidiary of Bendigo and Adelaide Bank


MACQUARIE

Further Information:
Result Analysis


MACQUARIE

Key drivers of year

- Global market disruption impacted all operating group results
- Significant decline in Macquarie Securities and retail broking income, particularly in the second half
- Increased contribution from energy markets, particularly US gas and electricity trading
- Reasonable corporate finance and advisory deal flow
- Good contribution from base fees, performance fees down on pcp
- Significant write-downs, equity accounted losses, provisions and other one off costs totalling $A2.5b:
  - Funds management assets and other co-investments $A1,473m
  - Italian mortgages sale $A248m
  - Loan provisions $A496m
  - Trading asset positions $A326m
- Asset sales well down on pcp
- Financing the acquisition of MIPS
- Fair value adjustments of issued fixed rate subordinated debt
- Substantial reduction in staff profit share expense reflecting lower NPAT and ROE
- Very low tax expense
- Maintained conservative levels of capital and liquidity


MACQUARIE

Income Statement



	Mar 09 $Am	Mar 08 $Am	Mvt %	Key drivers
Net interest income	938	817	15	▪ Increase in average loan volumes, increase in net margins
Fee & commission income	4,045	4,645	(13)	▪ Reasonable M&A deal flow, brokerage down, performance fees down
Trading income	1,212	1,851	(35)	▪ Strong energy market volumes, difficult equity market conditions
Share of net profits of associates	468	156	200	▪ Broadly comparable to distributions received
Other asset & equity investment income	550	1,103	(50)	▪ Asset sales down on strong pcp
Other income	354	220	61	▪ Increased operating lease income contribution
Operating income before write-downs, impairments, equity accounted losses and other one-off items[1]	**7,567**	**8,792**	(14)	
Financing the acquisition of MIPS	197	-	n/m	▪ Financing the acquisition of £150m in Feb 09
Fair value adjustment on fixed rate subordinated debt	274	72	281	
Write-downs, impairment charges	(1,901)	(616)	209	▪ Refer slide 11
Equity accounted losses	(394)	-	n/m	▪ Refer slide 11
Mortgages Italy[2]	(217)	-	n/m	▪ Loss on sale of portfolio and associated restructuring costs
Total operating income (as reported)	**5,526**	**8,248**	(33)	
Total operating expenses	(4,537)	(6,043)	(25)	▪ Reduction in staff expenses
Net profit before tax and minorities	**989**	**2,205**	(55)	
Income tax expense	(15)	(317)	(95)	▪ Refer slide 46
Minority interests	(103)	(85)	21	
Net profit after tax	**871**	**1,803**	(52)	
Expense to income ratio	82%	73%		
Compensation ratio	41%	47%		

1. This represents operating income before write-downs, impairment charges, equity accounted losses, provisions and one-off items of income including the profit on the purchase of the MIPS and the fair value adjustment of fixed rate issued debt relating to changes in the market price of Macquarie's credit spreads. 2. Excludes $A31m of restructuring and redundancy costs classified as operating expenses


MACQUARIE

Net profit contribution by operating group

	Mar 09 $Am	Mar 08 $Am	*Movement %*
Macquarie Capital	1,508	2,377	*(37)*
Treasury & Commodities	839	694	*21*
Macquarie Securities	310	1,217	*(75)*
Banking & Financial Services[1] (excluding Mortgages Italy)	288	267	*8*
Macquarie Funds	70	309	*(77)*
Corporate and Asset Finance	143	127	*13*
Real Estate Banking	31	184	*(83)*
	3,189	**5,175**	*(38)*
Mortgages Italy[3]	(248)	-	*n/m*
Write-downs, impairment charges and equity accounted losses	(2,295)	(616)	*273*
Financing the acquisition of MIPS	197	-	*n/m*
Fair value adjustment on fixed rate subordinated debt	274	72	*281*
Corporate[4]	(246)	(2,828)	*(91)*
Net profit after tax	**871**	**1,803**	*(52)*

1. Banking and Financial Services result excludes loss on sale of the Mortgages Italy portfolio. 2. The profit contribution by operating group includes income from external customers and transactions with other operating groups, direct operating costs (e.g. salaries & wages, occupancy costs and other direct operating costs), internal management charges, and excludes write-downs on co-investments, certain corporate costs not recharged to operating businesses. The amounts are before income tax. 3. 2009 includes loss on sale of portfolio, restructuring and redundancy costs and loan provisions. Excludes operating losses and associated internal management charges which eliminate on consolidation in the Group's statutory P&L. 4. Includes Group Treasury, Head Office and central support functions. Costs within Corporate include unallocated Head Office costs, employment related costs, earnings on capital, non-trading derivative volatility, income tax expense and amounts attributable to minority interests. Write-downs on co-investments in the Corporate segment are reflected in "Write-downs, impairment charges and equity accounted losses" above


MACQUARIE

Macquarie Capital
Result



	Mar 09 $Am	Mar 08 $Am	% Mvt
Net interest income / (expense)[1]	(381)	(289)	32
Funds management income:			
– base fees	518	523	(1)
– performance fees	219	321	(32)
M&A, advisory and underwriting income	1,156	1,310	(12)
Other fee income	179	165	8
Asset and equity investment income	757	798	(5)
Operating lease income	94	35	169
Internal revenue[2]	256	389	(34)
Other income / (expense)	(19)	11	(273)
Total income	**2,779**	**3,263**	**(15)**
Total expenses	(1,271)	(886)	44
Profit contribution[3] (before write-downs, impairment charges and equity accounted losses)	**1,508**	**2,377**	**(37)**
Write-downs, impairment charges and equity accounted losses	(1,257)	(140)	n/m
Net profit contribution[3]	**251**	**2,237**	**(89)**
EUM ($Ab)	53.3	58.0	(8)
AUM ($Ab)	159.5	148.1	8
Staff numbers	2,617	2,786	(6)

- Extremely challenging market conditions, well down on record pcp
- Base fees down 1% on pcp
  - EUM $A53b – 8% down on pcp reflecting listed market declines
  - $A7.6b in new capital raisings by Macquarie Capital's managed funds and consortia
- Performance fees: MAG, DUET, managed assets in 1H09, minimal performance fees in 2H09
- Reasonable advisory activity: 299 deals valued at $A203b (304 deals valued at $A199b in pcp)
- Asset sales: Longview oil & gas assets, Red Bee Media, positions in Dyno Nobel and Boart Longyear in 1H09, minimal asset sales in 2H09
- Write-downs, impairment charges and equity accounted losses include:
  - Macquarie managed funds including MIG, MCG, MMG, MIC ($A417m)
  - US portfolios of ABS held as available for sale ($A55m)
  - Other equity investments including Japan Airports, Spirit Finance, Gateway Casinos, European Directories, allowance made for BrisConnections ($A752m)
  - Loans and receivables ($A33m)
- Expenses up 44%
  - One-off costs related to business restructuring
  - Full year impact of 2008 growth in new offices and certain businesses
  - Devaluation of AUD increasing offshore expenses

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax


MACQUARIE

Treasury and Commodities
Result

	Mar 09 $Am	Mar 08 $Am	% Mvt
Fee and commission income	166	160	4
Commodities trading income[1]	650	409	59
FX trading income[1]	164	131	25
Interest rate trading income[1]	163	158	3
Asset and equity investment income	130	130	-
Internal revenue[2]	66	95	(31)
Other income	28	16	75
Total income	**1,367**	**1,099**	24
Total expenses	(528)	(405)	30
Profit contribution[3] (before write-downs, impairment charges and equity accounted losses)	**839**	**694**	21
Write-downs, impairment charges and equity accounted losses	(330)	(92)	n/m
Net profit contribution[3]	**509**	**602**	(15)
Staff numbers	680	611	11

- Good contribution from commodities and foreign exchange - market volatility and good volumes key drivers of result
  - significant contribution from US natural gas, good contributions from energy OTC products and US electricity businesses
  - FX trading result driven by volatile currency markets leading to increased client demand
- Interest rate trading good contribution in difficult market conditions
- Good contribution from sale of oil and gas interests and equity investments in the resources sector
- Acquisition of Constellation Energy's Houston based downstream natural gas trading operations in Mar 09
- Write-downs, impairment charges and equity accounted losses include:
  - Resources equity co-investments ($A120m)
  - Net loan impairment charges ($A160m)
  - CLO/CDO portfolio ($A50m)
- Expenses up 30%
  - Increased investment in IT infrastructure

1. The relative contribution of Net interest income and Trading income to Income from trading activities can vary from period to period depending on the underlying trading strategies undertaken by Macquarie and its clients. As such, to obtain a more complete view of the group's trading activities, Net interest income has been combined with the various Trading income categories above. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax


MACQUARIE

Macquarie Securities
Result



	Mar 09 $Am	Mar 08 $Am	% Mvt
Equity products[2]	410	888	(54)
Brokerage and commission income	688	867	(21)
Other fee income	156	179	(13)
Internal revenue[3]	121	220	(45)
Other income	4	13	(69)
Total income	**1,379**	**2,167**	(36)
Brokerage & commission expenses	(256)	(360)	(29)
Other expenses	(813)	(590)	38
Total expenses	(1,069)	(950)	13
Profit contribution[4] (before write-downs, impairment charges and equity accounted losses)	**310**	**1,217**	(75)
Write-downs, impairment charges and equity accounted losses	(35)	-	n/m
Net profit contribution[4]	**275**	**1,217**	(77)
Staff numbers	1,540	1,596	(4)

- Equity products income down 54% on pcp, 2H09 especially impacted by:
  - Significant decline in demand for listed/structured products
  - Unprecedented volatility during 2H09 which resulted in trading losses
  - Arbitrage trading income slightly down on pcp
  - Substantial decline in Synthetic Products revenues
  - Significantly lower securities borrowing and lending volumes
- Brokerage, commission and other fee income down on strong pcp:
  - A decline in equity market values, the de-leveraging of certain market participants and a flight of investors from equities saw significantly lower equity market volumes than pcp
- Other expenses up 38% driven by continued investment on enhancing IT platforms and devaluation of AUD increasing offshore expenses

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. The relative contribution of Net interest income and Trading income to Income from trading activities can vary from period to period depending on the underlying trading strategies undertaken by Macquarie and its clients. As such, to obtain a more complete view of the group's trading activities, Net interest income has been combined with Trading income above. 3. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 4. Management accounting profit before unallocated corporate costs, profit share and income tax. 5. Institutional and retail market share financial year to date


MACQUARIE

Banking and Financial Services Result

	Mar 09 $Am	Mar 08 $Am	% Mvt
Net interest income[1]	425	338	26
Funds management income	229	247	(7)
Brokerage and commissions	198	256	(23)
Platform and other administration fee income	134	144	(7)
Banking, lending and securitisation fee income	75	57	32
Asset and equity investment income	49	1	n/m
Internal revenue[2]	(22)	7	n/m
Other income	73	120	(39)
Total income	**1,161**	**1,170**	(1)
Total expenses	(873)	(903)	(3)
Profit contribution[3] (excl. Mortgages Italy and before write-downs, impairment charges and equity accounted losses)	**288**	**267**	8
Mortgages Italy[4]	(248)	-	n/m
Write-downs, impairment charges and equity accounted losses	(139)	(29)	379
Net profit contribution[3]	**(99)**	**238**	n/m
AUM[5] ($Ab)	19.2	23.1	(17)
FUM / FUA[6] ($Ab)	104	114	(9)
Staff numbers	2,598	3,058	(15)

- Net interest income growth:
  - Retail deposits up 103% from Mar 08 to $A13.4b – new products include Cash XL and Cash Management Account
  - Improved margins from Mortgages Australia as portfolio run-off continues
  - Majority of margin lending business sold in Jan 09
- CMT down 16% from Mar 08 to $A14.7b
- Challenging equity markets impacting broking volumes
  - MPW's volumes down 34% on pcp
  - MPW remains No. 1 full service retail stockbroker[7] in Australia.
- Wrap FUA down 22% from Mar 08 to $A17.5b
  - Good inflows offset by negative market movements
  - Macquarie Wrap ranked No. 1 for Wrap inflows in the Australian market for CY08
- Asset and equity investment income – sale of majority of margin lending business in Jan 09
- Write-downs, impairment charges and equity accounted losses include:
  - Loss on sale of BrisConnections holding in 1H09 ($A20m)
  - Impairment charges on other equity co-investments ($A27m)
  - Loan impairments ($A92m)
- Italian mortgages: loss on sale of portfolio of $A248m

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax. 4. Excludes operating losses and internal management charges (eliminated on consolidation in the Group's statutory P&L) totalling $A59m. These amounts are included in "Profit contribution" above. 5. The Macquarie CMT, reported in AUM above, is a BFS marketed product that is managed by MFG. 6. Funds under management / advice/ administration ("FUM / FUA") includes AUM, funds on BFS platforms (eg. Wrap FUA), total loan & deposit portfolios, client CHESS holdings and funds under advice (eg. Macquarie Private Bank). 7. Based on consideration traded


MACQUARIE

Macquarie Funds
Result

	Mar 09 $Am	Mar 08 $Am	% Mvt
Net interest income / (expense)[1]	65	70	(7)
Funds management: – base fees	142	158	(10)
– performance fees	14	45	(69)
Other fee and commission income	129	111	16
Asset and equity investment income	1	105	n/m
Internal revenue[2]	4	42	(90)
Other income	7	45	(84)
Total income	**362**	**576**	(37)
Brokerage & Commission Expenses	(72)	(87)	(17)
Other Expenses	(220)	(180)	22
Total expenses	(292)	(267)	9
Profit contribution[3] (before write-downs, impairment charges and equity accounted losses)	**70**	**309**	(77)
Write-downs, impairment charges and equity accounted losses	(25)	(2)	n/m
Net profit contribution[3]	**45**	**307**	(85)
AUM[4] ($b)	49.7	47.3	5
Staff numbers[5]	583	496	18

- Result impacted by challenging market conditions
- Increased interest margins from fixed rate loan portfolio combined with full year contribution from retail loans issued to investors in Jun 07
  - Offset by increased funding costs
- Base fees lower across all asset classes, particularly real estate and infrastructure
- Other fee & commission income includes structuring fees, capital protection fees, wholesale threshold management fees and internal fees received for managing BFS products including the CMT
- Minimal asset and equity investment income
  - pcp included profit on sale of Macquarie-IMM
- Substantially lower contribution from seed investments and performance fee products due to adverse affects of market volatility

1 Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax. 4. AUM does not include the Macquarie CMT ($A14.7b at 31 Mar 09) which is a product marketed by BFS and managed by MFG. 5. MFG's headcount increased by 198 new staff during the year, offset by a reduction in staff 2 of 111. The acquisition and consolidation of fund managers in the US during the year, as well as the internal transfer of a European distribution business from the Macquarie Securities Group, contributed 66 staff members to the headcount increase in 09


MACQUARIE

Corporate and Asset Finance
Result

	Mar 09 $Am	Mar 08 $Am	% Mvt
Net interest income / (expense)[1]	129	101	28
Operating lease income	114	67	70
Fee and commission income	14	13	8
Internal revenue[2]	17	8	113
Other income	14	44	(68)
Total income	**288**	**233**	24
Total expenses	(145)	(106)	37
Profit contribution[3] (before write-downs, impairment charges and equity accounted losses)	**143**	**127**	13
Write-downs, impairment charges and equity accounted losses	(77)	(15)	413
Net profit contribution[3]	**66**	**112**	(41)
Staff numbers	539	546	(1)

- Interest income up 28%
  - Growth in the loan and leasing portfolios
  - Increased margins
  - Full year impact of CIT Equipment Leasing (acquired in Dec 07)
- Operating lease income up 70%
  - Portfolio growth mainly in Electronics business
- Other income down 68%
  - Reduced asset sales activity in second half of year
- Write-downs/impairments of $A77m
  - Impairment against the value of inventory and the residual value of lease assets ($A33m)
  - Loan provisions ($A44m)

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax


MACQUARIE

Real Estate Banking
Result



	Mar 09 $Am	Mar 08 $Am	% Mvt
Funds management:			
– base fees	32	31	3
– performance fees	2	18	(89)
Advisory fee income	11	-	n/m
Other fee income	10	18	(44)
Asset and equity investment income	68	224	(70)
Internal revenue[1]	(12)	(39)	(69)
Other income	14	22	(36)
Total income	**125**	**274**	**(54)**
Total expenses	(94)	(90)	4
Profit contribution[2] (before write-downs, impairment charges and equity accounted losses)	**31**	**184**	**(83)**
Write-downs, impairment charges and equity accounted losses	(387)	(314)	23
Net profit contribution[3]	**(356)**	**(130)**	**174**
AUM ($b)	14.8	13.6	9
Staff numbers	136	213	(36)

- Difficult market conditions have resulted in write-downs / equity losses / provisions including:
  - Real estate equity investments and inventory ($A192m)
  - Real estate loans ($A170m)
  - MCW, MOF ($A25m)
- Base fees flat, performance fees well down
- Advisory fees includes fees on the sale of the interest in Macquarie Prime REIT and its manager
- Decrease in other fee income due to significantly reduced transaction activity across all real estate markets.
- Assets and equity investment income down due to lower level of asset realisations
  - Good contribution from MGPA equity accounted income
  - pcp included sale of Macquarie ProLogis Trust Management
- Significant transactions include the close of MGPA Fund III at $US5.2b (MGPA Asia Fund III $US3.9b and MGPA Europe Fund III $US1.3b)

1. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 2. Management accounting profit before unallocated corporate costs, profit share and income tax.
3. Management accounting profit before unallocated corporate costs, profit share and income tax


MACQUARIE

Expenses

- Expenses down 25% - employment expenses down 44% (significantly lower profit share)
- Overall decrease in headcount (Mar 09: 12,716; Sep 08: 13,898; Mar 08: 13,107)
- Expense to income ratio 82.1% (FY08: 73.3%)
- Compensation ratio 41% (FY08: 47%) - impacted by significant write-downs, impairments charges and equity accounted losses
  - — Expect compensation ratio to return to historical levels of 45-50%


$Am
8,000
6,000
4,000
2,000
0
2008
2009
Other
Non-salary technology
Occupancy
Brokerage & commisions
Employment


MACQUARIE

Taxation



	Mar 09 %	Mar 08 %
Corporate tax rate	**30.0**	**30.0**
Rate differential on offshore income	(26.5)	(14.3)
Non-deductible distribution paid/provided on MIS	1.1	0.5
Non-deductible options expense	4.2	1.7
Other	(7.1)	(2.9)
Effective tax rate	**1.7**	**15.0**

- Permanent differences on operating income before write-downs, impairments, equity accounted losses and other one-off items[1] have been relatively stable
- Lower income due to write-offs in current period has reduced the effective tax rate compared with pcp
- Funding and associated hedging transactions have reduced income and tax expense (approx 12% reduction in reported effective tax rate)
- Expect effective tax rate to return to historical levels of 15-20%

1. This represents operating income before write-downs, impairment charges, equity accounted losses, provisions and one-off items of income including the profit on the purchase of the MIPS and the fair value adjustment of fixed rate issued debt relating to changes in the market price of Macquarie's credit spreads


MACQUARIE

Equity investments of $A7.2b

- Approx $A0.5b (60%) of the net increase in equity investments relates to FX movements

$Ab
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Mar 08
Mar 09

Category	Description
Transport, industrial and infrastructure	Includes investment in Miclyn Express Offshore (transferred in from HFS assets), Japan Airport and BrisConnections. Most underlying operating businesses operating well, some impairment charges taken
Telecommunications, Internet, Media and Entertainment	Includes investment in European Directories. Underlying operating businesses performing well
Real Estate	Represents property and JV investments/loans. Includes investments in Spirit Finance, with further impairment / equity losses taken
Debt investment entities	Largely relates to holding in Diversified CMBS Investments Inc. Underlying investments are commercial mortgage-backed securities that are highly rated, some impairment charges taken
Finance, investment, funds management and exchanges	Significant investments include Macquarie AirFinance (GATX), Macquarie Goodman Japan Limited (J-Rep) and MGPA. Investments in exchange seats including ASX, Korea, Tokyo, Chicago. Underlying businesses operating well. J-Rep impairment / equity losses recognised
Energy and resources	No material concern with carrying value, impairment charges taken
Other Macquarie managed funds	Mainly includes investments that hedge DPS plan liabilities – no exposure to MQG
Macquarie Unlisted managed funds	Includes investments in MAIP, MEIF funds, MIP funds. Underlying businesses performing well. Some impairment / equity losses taken
Macquarie Listed managed funds[2]	See "Positions in Listed Macquarie-managed funds & fund managers" slide

1. Macquarie holds investments in Macquarie-managed funds and other investments for strategic reasons. Equity investments above excludes investments Held for Sale ("HFS"). Some investments will become classified as HFS when it is highly probable that the asset will be sold in the subsequent 12 months (31 Mar 09: $209m, 31 Mar 2008: $752m). 2. J-Rep has been disclosed in "Finance, investment, funds management and exchanges" for this purposes of this slide


MACQUARIE

Asset impairment methodology

- Impairment consideration required by Accounting Standards at each reporting date when triggered by significant changes in market, economic or legal environment

Asset	Impairment methodology
Co-investment in managed funds & other equity investments	▪ **Listed investments:** Significant or prolonged decline in market value below carrying value is a trigger for impairment review. Where recoverable amount exceeds carrying value, investments are written down to recoverable amount as determined by the higher of: — market price, unless verifiable evidence from recent comparable asset sales; and, — DCF assessment of value-in-use. ▪ **Unlisted investments:** Underperformance is a trigger for impairment review. Where recoverable amount exceeds carrying value, investments are written down to recoverable amount as determined by the higher of: — underlying asset values; and, — DCF assessment of value-in-use.
Loans	▪ Loans in arrears individually assessed for impairment. ▪ Mortgages portfolio includes: — Australia: arrears[1] = 1.3%, most loans are fully mortgage insured — US: arrears[1] = 4.6%, majority of loans where LVR > 80% are mortgage insured — Canada: most loans are fully insured with underlying government support ▪ Collective provision maintained on total loan portfolio without specific provisions
Collateralised Debt & Loan Obligations, Asset Backed Securities	▪ Assessed individually for impairment based on holding the securities to maturity: — Asset Backed Securities (backed by pools of sub-prime and mid-prime mortgages): carrying value $US129m[2] (53% of par value); no defaults to date — CDO/CLOs: carrying value $US169m[2] (71% of par value); less than 1% in default

1. Arrears based on 90+ days past due at 31 Mar 09. 2. As at 31 Mar 09


MACQUARIE

Positions in Listed Macquarie-managed funds & fund managers

	Net carrying value[2] $Am	Market value $Am	Unrealised gain/(loss) $Am	Comments
Macquarie Airports (MAp)	1,107	638	(469)	Evidence of recent comparable asset sales (refer to slide 50)
Macquarie Infrastructure Group (MIG)	698	467	(231)	Evidence of recent comparable asset sales (refer to slide 50)
Macquarie Office Trust (MOF)	212	108	(104)	Evidence of recent comparable asset sales (refer to slide 51)
Macquarie Communications Infrastructure Group (MCG)	194	232	38	
Macquarie CountryWide (MCW)	135	40	(95)	Evidence of recent comparable asset sales (refer to slide 51)
Macquarie Media Group	114	47	(67)	Cash; External valuation for buy-back of $A2.39 per unit (in line with carrying value)
Macquarie International Infrastructure Fund (SGX listed)	86	29	(57)	Carried below reported NAV, supported by DCF assessment of value-in-use
J-REP co Ltd (TSE listed real estate funds manager)	76	19	(57)	Carried below reported NAV, supported by DCF assessment of value-in-use
Macquarie Infrastructure Company (NYSE listed)	61	6	(55)	Carried below reported NAV, supported by DCF assessment of value-in-use
Macquarie Korea Infrastructure Fund (KRX listed)	60	58	(2)	
Macquarie Central Office CR-REIT (KRX listed)	30	24	(6)	
Macquarie Leisure Trust (MLE)	18	14	(4)	
DUET Group (DUE)[1]	15	15	-	
Macquarie DDR Trust (MDT)	7	1	(6)	
Total Macquarie-managed funds - Listed	**2,813**	**1,698**	**(1,115)**	

1. DUET price as at 30 Mar 09 due to trading halt on 31 Mar 09. 2. Carrying value net of AVS and equity accounted reserves. 3. All values as at 31 Mar 09


MACQUARIE

Infrastructure asset values

MAP / MIG carrying values compared to recent transactions

Date	Asset	Proportionate EV	Transaction metrics
Macquarie Airports		**12.7x estimated (historic) EV/EBITDA[1] based on MQG equity carrying value**	
Jan 09[2]	Cairns Airport	$A530m	Approx 14x[3] (historic) EV/EBITDA
Dec 08	Mackay Airport	$A208.8m	>25x[4] (historic/normalised) EV/EBITDA
Oct 08	Brisbane Airport (12.4%)	$A490m	18.9x (historic) EV/EBITDA
Sep 08	London City Airport (50%)	£468m	25.5x (historic) EV/EBITDA
Sep 08	Chicago Midway Airport[8]	$US2.5b	>28x (historic normalised) EV/EBITDA
Sep 08	Belfast City Airport	£133m	24x (historic) EV/EBITDA

Date	Asset	Proportionate EV	Transaction metrics
Macquarie Infrastructure Group		**14.3% estimated IRR based on MQG equity carrying value**	
Jan/Feb 09	Nth American Roads	$US1.5 - $US3b	Approx 11-14% estimated IRR
Dec 08	Westlink M7	$A715m[5]	12% estimated IRR
Dec 08[6]	Itinere (90.1%)	€7.1b	10-11% estimated IRR
Sep 08	Lusoponte[7] (30.6%)	€208m	9.2% IRR
May/Sep 08	Pennsylvania Turnpike[9]	$US12.8b	10-11% estimated IRR

1. EBITDA for 12 mths to 31 Mar 09 before specific items 2. SPA signed. Yet to complete. 3. Estimate using airport segment data from Cairns Ports 2008 Annual Report. 4. Estimate using airport segment data from Mackay Ports 2008 Annual Report 5. Based on sale price and Jun 08 debt. 6. Announced in Dec 08. Yet to complete. 7. Sale remains subject to government and lenders' consent. 8. Purchaser subsequently did not complete acquisition. 9. Subsequently removed from sale


MACQUARIE

Real estate transactions

Transaction flow increasing

Date	Asset	Asset class	Value (millions)	Transaction metrics
Macquarie Office Trust		**9.5% capitalisation rate based on MQG equity carrying value**		
Macquarie CountryWide Trust		**9.0% capitalisation rate based on MQG equity carrying value**		
Apr 09	Ipswich City Square, Ipswich, QLD	CBD shopping complex	$A45	6.7% initial yield (fully leased)[1]
Apr 09	ATO Northbridge, Perth Fringe, WA (MOF Asset)	Office	$A95	8.7% estimated market yield[1]
Mar 09	5 MCW assets (2 freestanding, 3 shopping centres)	Retail	$A93	7.7% average initial yield
Mar 09	2 free standing supermarkets (Qld, Vic), MCW assets	Retail	$A13	7.2% average initial yield
Mar 09	TAC Building, Geelong, VIC	Office	$A75	Estimated market value 8.0%[2]
Mar 09	Mawson Lake Town Centre, SA	Retail	$A26	7.5% initial yield[3]
Feb 09	1 Bligh St, Sydney, NSW	CBD office development	$A60 (33%)	6.5% estimated yield on completion[4] (33% interest in development site)
Feb 09	Centro Ringwood, VIC	Sub-regional shopping centre	$A39	9.0% initial yield[1]
Feb 09	Energex, Newstead, QLD	Office	$A173	7.7% initial yield[1]
Jan 09	SX2, 111 Bourke St, Melbourne, VIC	CBD Office	$A121	6.1% initial yield (passing), 6.9% market yield[2]
Jan 09	Golden Grove Village SC, SA	Sub-regional shopping centre	$A100	7.7% initial yield (fully leased)[1]
Dec 08	44 Martin Place, Sydney, NSW	CBD Office	$A81	7.4% initial yield (passing)[5]
Dec 08	Wachovia Financial Center, Miami, FL, US (MOF asset)	CBD Office	$US183	6.9% market yield

1. Jones Lang LaSalle. 2. m3 property. 3. Australian Financial Review (17/3/09). 4. Colliers International Research. 5. Knight Frank valuations


MACQUARIE

Asset resilience





- Macquarie Capital Funds' ten largest businesses[1] have experienced consistent improvement in operating performance
- Approx 5%[2] of the debt of all Macquarie Capital Funds' managed businesses matures in the next 12 mths with 95% of committed debt facilities held at the business level on a non-recourse basis[2]

		Acquisition date	1 year EBITDA Growth[3]	2 year EBITDA CAGR[3]	3 year EBITDA CAGR[3]
Thames Water	Utility (UK)	Dec 06	9%	10%	n/a
APRR	Toll road (France)	Feb 06	3%	8%	n/a
Arqiva[4]	Communications (UK)	Jan 05	1%	3%	n/a
Sydney Airport	Airport (Australia)	Jun 02	6%	7%	8%
407 ETR	Toll road (Canada)	Apr 02	-1%	7%	8%
Airwave	Communications (UK)	Apr 07	4%	n/a	n/a
European Directories[5]	Directories (Europe)	Jul 05	7%	9%	n/a
Duquesne Light[6]	Utilities (US)	May 07	15%	n/a	n/a
Wales & West	Utility (UK)	Jun 05	34%	38%	n/a
Brussels Airport	Airport (Belgium)	Dec 04	1%	7%	9%

1. Based on proportionate Enterprise Value as at 31 Dec 2008. 2. As at 31 Mar 09. 3. Compound annual growth in EBITDA up to the year ending 31 Mar 09 for Sydney Airport, 407 ETR and Brussels Airport. For all other businesses compound annual growth in EBITDA up to the year ending 31 Dec 08. Figures based on management accounts and/or audited financial statements where available. 4. Arqiva acquired National Grid Wireless in Apr 07. 1 year EBITDA growth figure has been restated to reflect the growth in the combined business from the year ending 31 Dec 07 to the year ending 31 Dec 08 with the 1Q07 figure calculated on a pro-rata basis. 2 year EBITDA CAGR figure provided for Arqiva current as at 30 Jun 08. 5. EBITDA growth has been normalised to remove the impact of acquisitions, if the acquisitions and associated one off costs were included 1 year EBITDA would be -3% and 2 year EBITDA CAGR would be 5%. 6. EBITDA excludes mark-to-market movement of energy derivative contracts


MACQUARIE

Loan portfolio



Loan category	Net carrying Value Mar 09 $Ab	Net carrying Value Sep 08 $Ab	Impairment provisions coverage Mar 09 %[1]	
Mortgages				Secured by residential mortgages and supported by mortgage insurance
- Australia	1.9	1.8	0.4%	▪ Aust: arrears[2] = 1.3%, most loans are fully mortgage insured
- US	1.3	1.2	1.8%	▪ US: arrears[2] = 4.6%, majority of loans where LVR > 80% are mortgage insured
- Canada	4.0	3.7	<0.1%	▪ Canada: most loans are fully insured with underlying government support
- Italy	-	1.9	-	
Margin loans	0.3	2.9	5.6%	Conservative LVR set on individual listed equity security; full recourse to listed equity securities
Structured investment loans	5.2	6.0	0.6%	Retail loans to invest in various investment funds. Secured by investments with value protected by capital guarantees at maturity. Underlying assets primarily include direct and indirect equities & cash
Banking loans	3.3	3.4	0.8%	Secured relationship managed loan portfolio of $A2.9b to professional & financial services firms, real estate industry clients, insurance premium funding and other small business clients. Secured largely by real estate, working capital and business cash flows and credit insurance; Other consumer lending of $A0.4b including credit cards
Real estate loans	1.4	1.5	12.1%	Loans secured against real estate, subject to regular independent valuations. Large impairment provisions
Debt markets warehouses	0.4	1.2	1.4%	Fully secured loans with contractual maturity no greater than 12 months. Secured by residential mortgages, car loans and other receivables
Commodity loans	1.5	1.7	12.8%	Diversified loan portfolio primarily to resources sector that are secured by the underlying assets. Secured by gold, base metals and oil resources and supported by price hedging
Leasing business	3.7	3.6	1.7%	Secured by underlying leased assets (motor vehicles and specialised equipment), diversified portfolio by geography and security asset class
CAF[3] Lending	1.4	0.8	1.1%	Diversified secured corporate lending (including BrisConnections bridge loan), subject to regular recoverability review. Secured by diverse range of corporate assets and other securities
Other lending	0.9	1.2	2.9%	▪ $A0.5b aircraft operating lease portfolio to single counterparty with average aircraft life <3 years, all aircraft residual values insured. ▪ $A0.2b on deposit with financial institutions as collateral for trading positions. ▪ $A0.2b other secured lending, subject to regular recoverability review. Secured by diverse range of corporate assets and other securities. Some impairment provisions raised
Total loan assets[4]	**25.3**	**30.9**	**2.6%**	

1. Coverage % based on total collective & specific provisions divided by gross loan value at 31 Mar 09. 2. Arrears based on 90+ days past due at 31 Mar 09 across total mortgages portfolios. 3. Macquarie's Corporate and Asset Finance Division (CAF). 4. Per the funded balance sheet (refer slide 57), including loan assets held at amortised cost, loan assets held at fair value through profit or loss and operating lease assets held as other assets


MACQUARIE

Further Information:

Financial Management


MACQUARIE

Highlights

- Continue to strengthen the balance sheet by extending the Group's term funding profile
  - Term assets more than covered by term funding
- Deposits up 42% from Mar 08 to $A18.8b at Mar 09
  - Retail deposits up 103% from Mar 08 to $A13.4b at Mar 09
- Reduced reliance on short-term wholesale funding markets
- Cash and liquid assets represent over 40% of the Group's funded balance sheet
  - 97% of liquid assets repo eligible with central banks, remaining securities short dated
- As with other global financial institutions, access to non-government guarantee funding markets remains exceptionally challenging
- $A3.1b buffer of capital in excess of the Group's minimum capital requirements


MACQUARIE

Funded balance sheet reconciliation

- The Group's statutory balance sheet is prepared based on generally accepted accounting principles which do not represent actual funding requirements
- A funded balance sheet reconciliation has been prepared to reconcile the reported assets of the consolidated Group to the assets that require funding

	Mar 09 $Ab	Mar 08 $Ab
Total assets per Statutory Balance Sheet	**149.1**	**167.2**
Deductions:		
Self funded trading assets	(10.5)	(28.9)
Derivative revaluation accounting gross ups	(26.1)	(18.6)
Life investment contracts and segregated assets	(6.9)	(8.3)
Broker settlement balances	(5.5)	(5.8)
Working capital assets	(5.1)	(6.7)
Less non-recourse funded assets:		
Securitised assets and non-recourse warehouses	(20.4)	(25.2)
Total assets per Funded Balance Sheet	**74.6**	**73.7**

- Refer to Appendix A for further details on these reconciling items


MACQUARIE

Funded balance sheet
31 March 2009



	Mar 09 $Ab	Mar 08 $Ab
Funding sources		
Wholesale issued paper:		
Negotiable certificates of deposit	4.7	12.2
Commercial paper	3.0	7.6
Net trade creditors	0.4	0.9
Structured notes	4.0	6.0
Secured funding	6.6	8.2
Bonds	16.9	8.1
Other bank loans	0.7	0.3
Senior credit facility[1]	7.4	4.9
Deposits	18.8	13.2
Loan capital[2]	2.5	2.3
Equity and hybrids[3]	9.6	10.0
Total funding sources	**74.6**	**73.7**
Funded assets		
Cash and liquid assets	30.3	20.8
Net trading assets	9.1	12.2
Loan assets < 1 year	5.8	12.5
Loan assets > 1 year	19.5	17.6
Assets held for sale	0.2	0.8
Debt investment securities	1.2	2.6
Co-investment in Macquarie-managed funds and equity investments	7.2	6.3
Property, plant & equipment and intangibles	1.3	0.9
Total funded assets	**74.6**	**73.7**

- Well diversified funding sources
- Cash and liquid assets significantly exceed short-term wholesale issued paper
- Funded assets, excluding cash and liquid assets, reduced by $A8.6b since Mar 08
- Size of MGL Senior credit facility reduced by $A1.0b on early unwind of undrawn standby facility
- MBL deposits and wholesale funding eligible for Australian government guarantee

1. The Senior Credit Facility is a $A7.8b term facility of which $A0.4b remains undrawn. 2. This includes Convertible Preference Securities. 3. Equity includes ordinary capital and Macquarie Income Securities of $A0.4b, and Hybrids include the Macquarie Income Preferred Securities of $A0.4b

Term funding profile

- Excluding equity, the weighted average term to maturity of term funding increased from 3.5 years at Mar 08 to 3.7 years at Mar 09



$Ab
14
12
10
8
6
4
2
0
Structured notes
Bonds
Senior credit facility - drawn
Other undrawn credit facilities
Hybrid
Secured funding
Other bank loans
Senior credit facility - undrawn
Loan capital
Equity
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
>5 yrs

At 31 Mar 09. 1. Undrawn term facilities for the Group include $A0.4b undrawn of the Senior Credit Facility and $A0.6b of undrawn warehouse facilities


MACQUARIE

Strong retail deposit growth

- Since Aug 07, Macquarie has been successful in pursuing its strategy of diversifying its funding sources through growing its deposit base
  - Retail deposits up 103% from Mar 08 to $A13.4b at Mar 09

$Ab
20
15
10
5
0
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09
Retail
Corporate/wholesale


MACQUARIE

Regulatory capital strong



Macquarie Group Limited – Regulatory Capital Position (Mar 09)


Minimum Regulatory Capital Requirement
Buffer for Volatility, Growth and Strategic Flexibility
Regulatory Capital Position as at 31 March 2009
Banking Group
Non-Banking Group
Capital Surplus
0
1
2
3
4
5
6
7
8
9
10
11
$Ab

- $A3.1b buffer of capital in excess of the Group's minimum capital requirements
- MBL Banking Group capital ratios: Tier 1 - 11.4%; Total Capital - 14.4%


MACQUARIE

Changes in capital position since 30 September 2008

Group (MGL)

- Capital surplus remained strong at $A3.1b ($A3.3b at Sep 08)
- Capital supply flat:
  - Growth through retained earnings and DRP offset by MIPS refinancing
- Capital requirement up slightly:
  - Acquisition of Constellation Energy
  - Impact of FX
  - Offset by reduced Non-Banking Group equity commitments and write-downs

Banking Group (MBL)

- Tier 1 ratio up: 11.4% at Mar 09 from 11.0% at Sep 08
- Capital requirement of the Bank increased since Sep 08:
  - Acquisition of Constellation Energy
  - Impact of FX
  - Acquisition of leasing assets from Non-Banking Group
  - Increased regulatory deductions associated with credit market conditions
  - Partly offset by reduction in underlying RWA, e.g. sale of Italian Mortgages and Margin Lending portfolios
- Balanced by recapitalisation from MGL to the Bank of $A0.6b


MACQUARIE

Appendix A:
Additional Information - Funding




MACQUARIE

Group funding structure

- MGL and MBL are the Group's two primary external funding vehicles which have separate and distinct funding, capital and liquidity management arrangements
- MBL provides funding to the Bank Group and intra-group funding to MGL
- MGL provides funding predominantly to the Non-Bank Group


Debt
MACQUARIE GROUP LIMITED (MGL)
Equity
Debt & Equity
Intra-group Loan
Debt & Equity
Debt & Hybrid Equity
MACQUARIE BANK LIMITED (MBL)
Banking Group
Non-Banking Group


MACQUARIE

Funding for the Non-Bank Group
31 March 2009

	Mar 09 $Ab	Mar 08 $Ab
Funding sources		
MBL intra-group loan to MGL	3.8	8.8
Net trade creditors	0.2	0.7
Structured notes	0.3	-
Secured funding	0.8	1.1
Other bank loans	0.3	0.3
Deposits	0.2	0.2
Senior credit facility	7.4	4.9
Loan capital[1]	0.6	-
Equity	3.2	3.6
Total funding sources	**16.8**	**19.6**
Funded assets		
Cash and liquid assets	4.8	2.1
Non Banking Group deposit with MBL	2.5	5.8
Net trading assets	1.0	0.7
Loan assets < 1 year	0.2	1.0
Loan assets > 1 year	1.6	3.8
Assets held for sale	0.1	0.8
Debt investment securities	0.6	0.8
Co-investment in Macquarie-managed funds and equity investments	5.1	3.9
Property, plant & equipment and intangibles	0.9	0.7
Total funded assets	**16.8**	**19.6**

- Non-Banking Group is predominantly term funded
- Term funding beyond 1 year (excluding equity) has a weighted average term to maturity of 2.9 years
- Size of Senior credit facility reduced by $A1.0b on early unwind of the undrawn standby facility
- MBL intra-group loan has been amortised to $3.8b with $A1.9b of the remainder to be termed out for 3 years maturing in 2012

Term funding (drawn and undrawn[2]) maturing beyond 1 year (including equity)[3]


$Ab
7
6
5
4
3
2
1
0
Equity
Loan capital
Debt
Total = $A12.8b
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
> 5yrs

1. This includes Convertible Preference Securities. 2. Undrawn term facilities for the Non-Bank include $A0.4b undrawn on the Senior Credit Facility. 3. MBL intra-group loan to MGL has been profiled in this chart based on the contractual maturity at Mar 09


MACQUARIE

Funding for the Bank Group
31 March 2009



	Mar 09 $Ab	Mar 08 $Ab
Funding sources		
Negotiable certificates of deposit	4.7	12.2
Commercial paper	3.0	7.6
Net trade creditors	0.2	0.2
Structured notes	3.7	6.0
Secured funding	5.8	7.1
Bonds	16.9	8.1
Other bank loans	0.4	-
Deposits	18.6	13.0
Loan capital	1.9	2.3
Equity and hybrids[1]	6.4	6.4
Total funding sources	**61.6**	**62.9**
Funded assets		
Cash and liquid assets	25.5	18.7
Net trading assets	8.1	11.4
Loan assets < 1 year	5.6	11.5
Loan assets > 1 year	17.9	13.8
Assets held for sale	0.1	-
Debt investment securities	0.6	1.9
MBL intra-group loan to MGL	3.8	8.8
Non-Banking Group deposit with MBL	(2.5)	(5.8)
Co-investment in Macquarie-managed funds and equity investments	2.1	2.4
Property, plant & equipment and intangibles	0.4	0.2
Total funded assets	**61.6**	**62.9**

- Bank balance sheet remains very liquid, well capitalised and with a diversity of funding sources
- Term funding beyond 1 year (excluding equity) has a weighted average term to maturity of 4.1 years
- Macquarie Bank Limited as an authorised deposit-taking institution is eligible for the deposit and wholesale funding guarantees provided by the Australian Government.

Term funding (drawn and undrawn[2]) maturing beyond 1 year (including equity)


$Ab
10
9
8
7
6
5
4
3
2
1
0
Equity
Hybrids
Loan capital
Debt
Total = $A28.8b
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
>5 yrs

1. Equity includes ordinary capital and Macquarie Income Securities of $A0.4b. Hybrids include the Macquarie Income Preferred Securities of $A0.4b. 2. Undrawn term facilities for the Bank include $A0.6b on undrawn warehouse facilities


MACQUARIE

Explanation of Funded Balance Sheet Reconciling Items



- **Self funded trading assets:** There are a number of entries on the balance sheet that arise from the normal course of trading activity we conduct with our clients. They typically represent both sides of a transaction. The entries off-set each other as both the bought and sold positions are recorded separately. Where these entries are matched, they do not require funding.
- **Derivative re-valuation accounting gross ups:** Macquarie's derivative activities are client driven with client positions hedged by off-setting positions. The derivatives are largely matched and this adjustment reflects that the matched positions do not require funding.
- **Life investment contracts and other segregated assets:** These represent the assets and liabilities that are recognised where we have products such as investment-linked policy contracts. The policy (contract) liability will be matched by assets held to the same amount and hence do not require funding.
- **Broker settlement balances:** At any particular time our broking business will have outstanding trades to settle with other brokers. These amounts (payables) can be offset in terms of funding by amounts that we are owed at the same time by brokers on other trades (receivables).
- **Short term working capital assets:** As with the broker settlement balances above, Macquarie through its day-to-day operations generates working capital assets (e.g. receivables and prepayments) and working capital liabilities (e.g. creditors and accruals) that produce a 'net balance' that requires funding rather than the gross balance.
- **Securitised assets and non-recourse warehouses:** Some lending assets (mortgages and leasing) are commonly sold down into external securitisation entities or transferred to external funding warehouses. As a consequence they are non-recourse to Macquarie and are funded by third parties rather than Macquarie.


MACQUARIE

Appendix B:
Additional Information - Capital


MACQUARIE

Macquarie Group regulatory capital
Surplus calculation

	$Am	
Macquarie Group eligible capital:		
Banking Group Gross Tier 1 capital	6,547	
Non-Bank eligible capital	3,827	
Elimination of intra-group holdings of capital[1]	(127)	
Eligible capital	**10,247**	(a)
Macquarie Group capital requirement:		
Banking Group contribution		
Risk-weighted assets (excluding intra-group exposures)[2]	36,765	
Internal minimum Tier 1 ratio (Bank)	7%	
Capital required to cover risk-weighted assets	2,574	
Tier 1 deductions (excluding intra-group exposures)[3]	2,136	
Banking Group contribution	**4,710**	
Non-Banking Group contribution	**2,401**	
Capital requirement	**7,111**	(b)
Macquarie Group regulatory capital surplus	**3,136**	(a)-(b)

1. In calculating Macquarie Group eligible capital, intra-group holdings of capital instruments are eliminated. 2. In calculating the Bank's contribution to Group capital requirement, RWA associated with exposures to the Non-Bank are eliminated ($A710m as at Mar 09). 3. In calculating the Bank's contribution to Group capital requirement, Tier 1 deductions associated with intra-group exposures are eliminated ($A127m as at Mar 09)


MACQUARIE

Macquarie Group regulatory capital
Banking Group contribution

	Risk weighted assets $Am	Tier 1 Deductions[1] $Am	Capital Requirement[2] $Am
Credit and equity risk			
On balance sheet	19,284		1,350
Off balance sheet	8,810		617
Credit and equity risk subtotal	**28,094**		**1,967**
Market risk	2,082		146
Operational risk	5,761		403
Other	828	2,136	2,195
Contribution to Group capital calculation	**36,765**	**2,136**	**4,710**
MBL intra-group loan to MGL	710[3]		
Banking Group standalone risk-weighted assets	**37,475**		

1. In calculating the Bank's contribution to Group capital requirement, Tier 1 deductions associated with intra-group exposures are eliminated ($A127m as at Mar 09). 2. The capital requirement is calculated as the capital required for RWA, at the internal minimum Tier 1 ratio of the Banking Group (7%), plus Tier 1 deductions. 3. Intra-group loan eliminated for calculation of Group capital requirement


MACQUARIE

Macquarie Group regulatory capital
Non-Banking Group framework

- APRA has specified a regulatory capital framework for MGL
- A dollar capital surplus is produced; no capital ratio calculation is specified
- APRA has approved Macquarie's Economic Capital Adequacy Model (ECAM) for use in calculating the regulatory capital requirement of the Non-Banking Group
- Any significant changes to the ECAM must be approved by the MGL Board and notified to APRA within 14 days
- The ECAM is based on similar principles and models as the Basel II regulatory capital framework for Banks, with both calculating capital at a one year 99.9% confidence level:

Risk[1]	Basel II	ECAM
Credit	Capital requirement determined by Basel II formula, with some parameters specified by the regulator (e.g. loss given default)	Capital requirement determined by Basel II formula, but with internal estimates of some parameters
Equity	Simple risk-weight approach or deductions. Tier 1 capital requirement between 24% and 50% of face value[2]	Extension of Basel II credit model to cover equity exposures. Capital requirement between 32% and 86% of face value; average 47%
Market	3 times 10 day 99% Value at Risk (VaR) plus a specific risk charge	Scenario-based approach. Greater capital requirement than under regulatory regime
Operational	Basel II Advanced Measurement Approach	Basel II Advanced Measurement Approach

1. The ECAM also covers risk on assets held as part of business operations, e.g. fixed assets, goodwill, intangible assets, capitalised expenses and certain minority stakes in associated companies or stakes in joint ventures as well as non-traded interest rate risks. 2. Assuming an 8% Tier 1 ratio, the 300% and 400% risk weightings for equity exposures under Basel II equate to a capital requirement of 24% or 32%. Any deductions required for equity exposures are 50/50 Tier 1 and Tier 2, hence a 50% Tier 1 capital requirement


MACQUARIE

Macquarie Group regulatory capital
Non-Banking Group contribution

	Assets $Ab	Capital Requirement $Am	Equivalent Risk Weight
Funded assets			
Cash and liquid securities	4.8	16	4%
Loan assets[1]	1.8	186	129%
Assets held for sale	0.1	39	343%
Debt investment securities	0.6	73	154%
Co-investment in Macquarie-managed funds and equity investments (listed)	2.7	947	441%
Co-investment in Macquarie-managed funds and equity investments (unlisted)	2.4	1,173	617%
Property, plant & equipment and intangibles[2]	0.9	183	250%
Non-Banking Group deposits with MBL	2.5		
Net trading assets	1.0	-	
Total funded assets	**16.8**	**2,617**	
Self-funded and non-recourse assets			
Self funded trading assets	2.5		
Broker settlement balances	4.3		
Working capital assets	3.1		
Total self-funded and non-recourse assets	**9.9**		
TOTAL NON-BANKING GROUP ASSETS	**26.7**		
Off balance sheet exposures, operational, market & other risk and diversification offset[3]		(216)	
NON-BANKING GROUP CAPITAL REQUIREMENT		**2,401**	

1. Includes leases. 2. Intangibles relating to the acquisition of Orion Financial Inc are supported 100% by exchangeable shares. These exchangeable shares have not been included in eligible regulatory capital. 3. Includes capital associated with trading assets (e.g. market risk capital)


MACQUARIE